Exhibit 99.1

Top KingWin Ltd

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555, North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 22, 2025

TO THE SHAREHOLDERS OF TOP KINGWIN LIMITED:

Notice is hereby given that Top KingWin Limited, an exempted company incorporated in the Cayman Islands with limited liability(the “Company” or “WAI”), will hold its extraordinary general meeting of shareholders at 9:00 A.M., Eastern Time, on April 22, 2025 (the “Extraordinary Meeting”) at Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555, North Panyu Avenue, Donghuan Street, Panyu District, Guangzhou, Guangdong Province, China for the purpose of considering and if thought fit, passing the following resolutions:

1.	It is resolved as an ordinary resolution that:

(a)	with the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion,, every twenty-five (25) issued and unissued class A ordinary shares of par value USD0.0001 each in the share capital of the Company be consolidated into one (1) consolidated class A ordinary share of par value USD0.0025 each and every twenty-five (25) issued and unissued class B ordinary shares of par value USD0.0001 each in the share capital of the Company be consolidated into one (1) consolidated class B ordinary share of par value USD0.0025 each, so that following the Share Consolidation, the authorized share capital of the Company will be changed from USD50,000 divided into (i) 300,000,000 class A ordinary shares of par value USD0.0001 each and (ii) 200,000,000 class B ordinary shares of par value USD0.0001 each to USD50,000 divided into (i) 12,000,000 class A ordinary shares of par value USD0.0025 each and (ii) 8,000,000 class B ordinary shares of par value USD0.0025 each (together with 1(b), the “Share Consolidation”); and

(b)	no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such shareholder be rounded up to the next highest whole number of shares.

2.	It is resolved as an ordinary resolution, that subject to approval by the shareholders of Resolution 1 (the Share Consolidation) and immediately following the Share Consolidation, the authorized share capital of the Company be increased from USD50,000 divided into (i) 12,000,000 class A ordinary shares of par value USD0.0025 each and (ii) 8,000,000 class B ordinary shares of par value USD0.0025 each to USD31,250,000 divided into 10,000,000,000 class A ordinary shares of par value USD0.0025 each and 2,500,000,000 class B ordinary shares of par value USD0.0025 each (the “Increase of Authorized Share Capital”);

3.	It is resolved as an ordinary resolution, that the Company’s 2025 Equity Incentive Plan, in the form as attached hereto as Appendix A, and all transactions contemplated thereunder, including the reservation and issuance of shares be and are hereby approved and adopted (the “2025 Equity Incentive Plan Proposal”);

4.	It is resolved as a special resolution, that the increase of the voting rights attached to each class B ordinary share to forty (40) votes per class B ordinary share on any and all matters on a poll at any general meeting of the Company be and is hereby approved (the “Change of Class B Ordinary Shares Voting Rights”);

5.	It is resolved as a special resolution, that subject to approval by the shareholders of Resolution 1 (the Share Consolidation), Resolution 2 (the Increase of Authorized Share Capital) and Resolution 4 above (the Change of Class B Ordinary Shares Voting Rights), with effect from the effective date of the Share Consolidation and the Increase of Authorized Share Capital, the second amended and restated memorandum and articles of association in the form as attached hereto as Appendix B (the “Amended M&AA”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to reflect, inter alias, the Share Consolidation, the Increase of Authorized Share Capital and the Change of Class B Ordinary Shares Voting Rights; and

6.	It is resolved as an ordinary resolution that any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Consolidation, the Increase of Authorized Share Capital and the adoption of the Amended M&AA, including but not limited to, determining the exact effective date of the Share Consolidation and the Increase of Authorized Share Capital and making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and the Increase of Authorized Share Capital; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation and the Increase of Authorized Share Capital; and the Company’s transfer agent be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (the “Authorization of Directors”).

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS LISTED ABOVE.

Only shareholders at the close of business on March 21, 2025, New York time (the “Record Date”) can vote at the Extraordinary Meeting or at any adjournment that may take place.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE AND YOU APPOINT THE CHAIR OF THE EXTRAORDINARY MEETING AS YOUR PROXY, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE PROPOSALS LISTED ABOVE. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF WHO YOU WISH TO APPOINT AS YOUR PROXY, THE CHAIR OF THE EXTRAORDINARY MEETING WILL BE APPOINTED AS YOUR PROXY.

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present at the meeting if at least two of the class A ordinary shares, par value of USD0.0001 each (“Class A Ordinary Shares”) and class B ordinary shares, par value of USD0.0001 each (“Class B Ordinary Shares”), voting together as a single class, entitled to vote at the Extraordinary Meeting are represented in person or by proxy. If a quorum is not present within 15 minutes of the time appointed for the Extraordinary Meeting, then the Extraordinary Meeting shall stand adjourned to the same time and place seven days hence, or to such time and (where applicable) such place as is determined by the directors of the Company in accordance with the provisions of our existing articles of association.

On the Record Date, we had 180,211,267 Class A Ordinary Shares and 3,786,960 Class B Ordinary Shares outstanding and entitled to vote. Each holder of record of Class A Ordinary Shares on that date will be entitled to one (1) vote for each share held on all matters to be voted upon. Each holder of record of Class B Ordinary Shares on that date will be entitled to twenty (20) votes for each share held on all matters to be voted upon.

We are providing this notice and the accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the Extraordinary Meeting and at any adjournments or postponements of the Extraordinary Meeting.

We cordially invite all shareholders to attend the Extraordinary Meeting in person. However, shareholders entitled to attend and vote are also entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a shareholder of the Company and whether or not you expect to attend the Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Extraordinary Meeting.  If you send in your form of proxy and then decide to attend the Extraordinary Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the notice. Whether or not you plan to attend the Extraordinary Meeting, we urge you to read this notice carefully and to vote your shares. Your vote is very important. If you are a registered shareholder, please vote your shares as soon as possible by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker, or other nominee, you will need to follow the instructions provided to you by your bank, broker, or other nominee to ensure that your shares are represented and voted at the Extraordinary Meeting. If you sign, date, and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals to be considered at the Extraordinary Meeting.

I want to thank all of our shareholders as we look forward to what we believe will be an exciting future for our business.

By Order of the Board of Directors,

/s/ Ruilin Xu
Ruilin Xu Chairman

Date: April 1, 2025

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NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U. S. STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING NOTICE OR PASSED UPON THEIR MERITS OR FAIRNESS, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE NOTICE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TOP KINGWIN LTD

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

GENERAL

Top KingWin Ltd, a Cayman Islands company (the “Company”), is holding an Extraordinary General Meeting of shareholders on April 22, 2025 at 9:00 a.m., Eastern Time, or at any adjournment or postponement thereof (the “Extraordinary Meeting”). The Extraordinary Meeting will be held at our headquarters located Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555, North Panyu Avenue, Donghuan Street, Panyu District, Guangzhou, Guangdong Province, China.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Holders of Class A ordinary shares, par value US$ $0.0001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value US$ $0.0001 per share (the “Class B Ordinary Shares”, collectively, the “Ordinary Shares”) as of the close of business on March 21, 2025, Eastern Time, are entitled to vote at the Extraordinary Meeting. As of March 21, 2025, 180,211,267 Class A Ordinary Shares and 3,786,960 Class B Ordinary Shares were issued and outstanding. Two or more holders of Ordinary Shares, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

RESOLUTIONS TO BE VOTED ON

1.	It is resolved as an ordinary resolution, that:

(a) with the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion,, every twenty-five (25) issued and unissued class A ordinary shares of par value USD0.0001 each in the share capital of the Company be consolidated into one (1) consolidated class A ordinary share of par value USD0.0025 each and every twenty-five (25) issued and unissued class B ordinary shares of par value USD0.0001 each in the share capital of the Company be consolidated into one (1) consolidated class B ordinary share of par value USD0.0025 each so that following the Share Consolidation, the authorized share capital of the Company will be changed from USD50,000 divided into (i) 300,000,000 class A ordinary shares of par value USD0.0001 each and (ii) 200,000,000 class B ordinary shares of par value USD0.0001 each to USD50,000 divided into (i) 12,000,000 class A ordinary shares of par value USD0.0025 each and (ii) 8,000,000 class B ordinary shares of par value USD0.0025 each (together with 1(b), the “Share Consolidation”);

(b) no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such shareholder be rounded up to the next highest whole number of shares;

2.	It is resolved as an ordinary resolution, that subject to approval by the shareholders of Resolution 1 (the Share Consolidation) and immediately following the Share Consolidation , the authorized share capital of the Company be increased from USD50,000 divided into (i) 12,000,000 class A ordinary shares of par value USD0.0025 each and (ii) 8,000,000 class B ordinary shares of par value USD0.0025 each to USD31,250,000 divided into 10,000,000,000 class A ordinary shares of par value USD0.0025 each and 2,500,000,000 class B ordinary shares of par value USD0.0025 each (the “Increase of Authorized Share Capital”);

3.	It is resolved as an ordinary resolution, that the Company’s 2025 Equity Incentive Plan, in the form as attached hereto as Appendix A, and all transactions contemplated thereunder, including the reservation and issuance of shares be and are hereby approved and adopted (the “2025 Equity Incentive Plan Proposal”);

4.	It is resolved as a special resolution, that the increase of the voting rights attached to each Class B Ordinary Share to forty (40) votes per Class B Ordinary Share on any and all matters on a poll at any general meeting of the Company be and is hereby approved (the “Change of Class B Ordinary Shares Voting Rights”);

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5.	It is resolved as a special resolution, that subject to approval by the shareholders of Resolution 1 (the Share Consolidation), Resolution 2 (the Increase of Authorized Share Capital) and Resolution 4 above (the Change of Class B Ordinary Shares Voting Rights), with effect from the effective date of the Share Consolidation and the Increase of Authorized Share Capital, the second amended and restated memorandum and articles of association in the form as attached hereto as Appendix B (the “Amended M&AA”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to reflect, inter alias, the Share Consolidation, the Increase of Authorized Share Capital and the Change of Class B Ordinary Shares Voting Rights ; and

6.	It is resolved as an ordinary resolution that any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Consolidation, the Increase of Authorized Share Capital and the adoption of the Amended M&AA, including but not limited to, determining the exact effective date of the Share Consolidation and the Increase of Authorized Share Capital and making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and the Increase of Authorized Share Capital; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation and the Increase of Authorized Share Capital; and the Company’s transfer agent be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (the “Authorization of Directors”).

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS LISTED ABOVE.

VOTING AND SOLICITATION

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Extraordinary Meeting. Each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to the vote at the Extraordinary Meeting.

At the Extraordinary Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required for each ordinary resolution. The affirmative vote of two thirds of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required for each special resolution.  In computing the majority when a poll is demanded, regard shall be had to the number of votes to which each holder of Ordinary Shares is entitled.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers, and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokers, fiduciaries, and custodians holding in their names our Ordinary Shares beneficially owned by others to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Extraordinary Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

Please refer to this proxy statement for information related to the proposals.

REVOCABILITY OF PROXIES

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Such revocation may be effected by following the instructions for voting on your proxy card. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy and authority granted to such proxy shall be deemed to be revoked. If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting.

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RESOLUTION 1

TO APPROVE, CONFIRM AND RATIFY THE SHARE CONSOLIDATION

General

The Company received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) on June 7, 2024, which notified the Company that it was not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules. Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from April 25 through June 6, 2024, the Company no longer met the minimum bid price requirement.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until December 4, 2024, to regain compliance with Nasdaq Listing Rule 5450(a)(1). To regain compliance, the Company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum for 10 consecutive business days and shall not have a closing bid price of $0.10 or less for ten consecutive trading days during the compliance period. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(ii), upon the Company not being in compliance as of December 4, 2024, the Company was afforded an additional 180 day compliance period, or until June 2, 2025, provided that as of December 4, 2024 the Company met the applicable market value of publicly held shares requirement for continued listing and all other applicable standards for initial listing on the Nasdaq Capital Market (except the bid price requirement) based on the Company’s most recent public filings and market information and notifies Nasdaq of its intent to cure this deficiency.

As a result, the Company, and the board of directors (the “Board”) deems that it is of the best interests of the Company and the shareholders to complete a share consolidation so that it will be able to meet the minimum bid price requirement. The Board believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholders’ votes to approve, confirm, and ratify the Share Consolidation.

The Share Consolidation must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Extraordinary Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative.

The Share Consolidation has been implemented simultaneously for all Ordinary Shares. The Share Consolidation affects all shareholders uniformly and has no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Class A Ordinary Shares

The Share Consolidation does not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Share Consolidation, the CUSIP number of our Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Class A Ordinary Shares) will be updated.

Fractional Shares

No fractional shares will be issued to any shareholders in connection with the Share Consolidation. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that resulted from the Share Consolidation. There will be additional Class A Ordinary Shares issued as round-up shares.

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Reasons for the Share Consolidation

As discussed above, the Share Consolidation is for regaining compliance with Nasdaq Listing Rule 5450(a)(1). To regain compliance, the Company’s Class A Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum for 10 consecutive business days and shall not have a closing bid price of $0.10 or less for ten consecutive trading days during the compliance period, no later than June 2, 2025. The Board deems it is of the best interests of the Company and the shareholders to complete a Share Consolidation so that it is able to meet the minimum bid price requirement.

In addition, the Board also believes that the increased market price of our Class A Ordinary Shares as a result of implementing the Share Consolidation could improve the marketability and liquidity of our Class A Ordinary Shares and may encourage interest and trading in our Class A Ordinary Shares. The Share Consolidation allowed a broader range of institutions to invest in our Class A Ordinary Shares (namely, funds that are prohibited from buying stock whose price is below a certain threshold), potentially increasing the trading volume and liquidity of our Class A Ordinary Shares. The Share Consolidation could help increase analyst and broker interest in the Class A Ordinary Shares, as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of our Class A Ordinary Shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

Determination of the Ratio for the Share Consolidation

In determining the combination ratio to use, the Company considered numerous factors, including the historical and projected performance of our Ordinary Shares, the effect of the consolidation ratio on our compliance with other Nasdaq listing requirements, prevailing market conditions and general economic trends, and will place emphasis on the expected closing price of our Ordinary Shares in the period following the effectiveness of the Share Consolidation. The Company also considered the impact of the consolidation ratios on investor interest.

Principal Effects of the Share Consolidation

After the effective date of the Share Consolidation, each shareholder owns a reduced number of shares of the Company. Except for adjustments that may result from the treatment of fractional shares as described above, the Share Consolidation affects all shareholders uniformly. The proportionate voting rights and other rights and preferences of the shareholders were not affected by the Share Consolidation (other than as a result of the payment of cash in lieu of fractional shares). For example, a holder of 2% of the voting power of the outstanding shares of our Ordinary Shares immediately prior to a Share Consolidation continues to hold 2% of the voting power of the outstanding shares of our Ordinary Shares immediately after such Share Consolidation. The number of shareholders of record also will not be affected by the proposed Share Consolidation.

The following table contains approximate number of issued and outstanding shares of Ordinary Shares following a 25:1 Share Consolidation, without giving effect to any adjustments for fractional shares of Ordinary Shares or the issuance of any derivative securities, as of March 21, 2025.

	Shares of Stock Outstanding
	Before Share Consolidation	Post Share Consolidation Ratio of 25 to 1
Class A Ordinary Shares	180,211,267	7,208,451
Class B Ordinary Shares	3,786,960	151,479
Total Shares	183,998,227	7,359,930

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Risks Associated with the Share Consolidation

We cannot predict whether the Share Consolidation will increase the market price for our Class A Ordinary Shares. The history of similar share combinations for companies in like circumstances is varied, and the market price of our Class A Ordinary Shares will also be based on our performance and other factors, some of which are unrelated to the number of shares outstanding. Further, there are a number of risks associated with the Share Consolidation, including:

(a)	A share combination may leave certain shareholders with one or more “odd lots,” which are shareholdings in amounts of less than 25 shares of our Ordinary Shares. These odd lots may be more difficult to sell than shares of our Ordinary Shares in even multiples of 25.

(b)	The issuance of additional Class A Ordinary Shares as round up shares was completed without further shareholder approval, which resulted in dilution to the current holders of our Ordinary Shares.

Book-Entry Shares

Shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, had their holdings electronically adjusted automatically by our transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Share Consolidation. Shareholders who hold uncertificated shares as direct owners was sent a statement of holding from our transfer agent that indicates the number of post-Share Consolidation Ordinary Shares owned in book-entry form.

Certificated Shares

As soon as practicable after the effective time of the Share Consolidation, shareholders were notified that the Share Consolidation has been effected. Our transfer agent acted as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-consolidation shares were asked to surrender to the exchange agent certificates representing pre- consolidation shares in exchange for certificates representing post-consolidation shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our exchange agent. No new certificate was issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidation shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, were automatically exchanged for post-Share Consolidation Ordinary Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

The Share Consolidation does not affect the share capital account on our balance sheet. The stated capital component was reduced proportionately based upon the Share Consolidation and the additional paid-in capital component was increased with the amount by which the stated capital is reduced. Immediately after the Share Consolidation, the per share net income or loss and net book value of our Ordinary Shares were increased because there were fewer shares outstanding. All historic share and per share amounts in our financial statements and related footnotes will be adjusted accordingly for the Share Consolidation.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Share Consolidation, our Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Material United States Federal Income Tax Consequences of the Share Consolidation

Each shareholder should consult its tax advisor as to the particular facts and circumstances which may be unique to such shareholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Share Consolidation.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of shares.

Right to Abandon Share Consolidation

The Board may, in its sole discretion, choose not to proceed with the Share Consolidation, even if shareholders have voted in favor of Proposal 1 (the Share Consolidation). If this occurs, it will not affect the effectiveness of the other proposals.

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Resolutions

The Board proposes to solicit shareholder approval to effect a combination of the Company’s authorized and issued share capital, at a ratio of twenty-five-for-one, at any time prior to June 2, 2025. The resolutions be put to the shareholders to consider and to vote upon at the Extraordinary Meeting in relation to consolidating the authorized share capital of the Company are:

1.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

(a)	with the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion, every twenty-five (25) issued and unissued class A ordinary shares of par value USD0.0001 each in the share capital of the Company be consolidated into one (1) consolidated class A ordinary share of par value USD0.0025 each and every twenty-five (25) issued and unissued class B ordinary shares of par value USD0.0001 each in the share capital of the Company be consolidated into one (1) consolidated class B ordinary share of par value USD0.0025 each, so that following the Share Consolidation, the authorized share capital of the Company will be changed from USD50,000 divided into (i) 300,000,000 class A ordinary shares of USD0.0001 par value each and (ii) 200,000,000 class B ordinary shares of USD0.0001 par value each to USD50,000 divided into 20,000,000 divided into (i) 12,000,000 class A ordinary shares of USD0.0025 par value each and (ii) 8,000,000 class B ordinary shares of USD0.0025 par value each; and

(b)	no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such shareholder be rounded up to the next highest whole number of shares.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Share Consolidation.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 1, TO APPROVE THE SHARE CONSOLIDATION OF THE COMPANY’S SHARES AS DESCRIBED IN THIS RESOLUTION 1.

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RESOLUTION 2

TO APPROVE THE INCREASE OF THE COMPANY’S AUTHORIZED SHARE CAPITAL

General

The Board believes that it is in the best and commercial interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to increase the authorized number of the Company’s Class A Ordinary Shares to 10,000,000,000 by increasing the Company’s authorized share capital.

The Increase of Authorized Share Capital must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Extraordinary Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative and is subject to the Share Consolidation being effected. The resolutions be put to the shareholders to consider and to vote upon at the Extraordinary Meeting in relation to amending the authorized share capital of the Company are:

2.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

subject to approval by the shareholders of Resolution 1 (the Share Consolidation) and immediately following the Share Consolidation, the authorized share capital of the Company be increased from USD50,000 divided into (i) 12,000,000 class A ordinary shares of par value USD0.0025 each and (ii) 8,000,000 class B ordinary shares of par value USD0.0025 each to USD31,250,000 divided into 10,000,000,000 class A ordinary shares of par value USD0.0025 each and 2,500,000,000 class B ordinary shares of par value USD0.0025 each (the “Increase of Authorized Share Capital”).”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Increase of Authorized Share Capital.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 2, TO APPROVE THE INCREASE OF AUTHORIZED SHARE CAPITAL OF THE COMPANY AS DESCRIBED IN THIS RESOLUTION 2.

9

RESOLUTION 3

TO APPROVE THE 2025 INCENTIVE PLAN

General

The Compensation Committee of the Board has recommended that the Company should maintain an equity incentive plan pursuant to which the Company may offer selected officers, directors, employees of and consultants to the Company and its subsidiaries the opportunity to acquire or increase equity ownership in the Company.

The Board intends to adopt, subject to shareholders’ approval, the TOP KINGWIN LTD 2025 Equity Incentive Plan (the “Plan“). The Plan is designed to enable the flexibility to grant equity awards to our key management employees, directors, and consultants and to ensure that we can continue to grant equity awards to eligible recipients at levels determined to be appropriate by the Board and/or the Compensation Committee.

Summary of the Plan

The following description of certain features of the Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the Plan, which is attached hereto as Appendix A to this Notice.

Maximum Shares Allowable. The maximum aggregate number of the class A and class B ordinary shares that could potentially be issued under the Plan is no more than 15% of the number of issued and outstanding class A and class B ordinary shares, respectively, as of the Record Date.

Administration. The Plan will be administered by our Compensation Committee (the “Administrator”).

Eligibility. Any individual who is an employee, including officers, employed by the Company or any affiliate of the Company, a non-employee director, or a consultant, as defined in the Plan, of the Company or any affiliate of the Company is eligible to participate in the Plan, subject to the discretion of the Administrator.

Options. The Administrator is authorized to grant options to eligible persons in such amounts as the Administrator will determine in its sole discretion.

Term of the Options. It will continue in effect for a term of ten (10) years unless terminated earlier.

Restrictive Shares. The Administrator may grant restricted shares to eligible persons in such amounts as the Administrator will determine in its sole discretion.

Transfer Restrictions. Except as permitted by the Administrator, and subject to all the transfer restrictions under the applicable laws and regulations and restrictions set forth in the applicable award agreement, all Awards are non-transferable.

3.	“IT IS HEREBY RESOLVED, as an ordinary resolution that:

the Company’s 2025 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares be and are hereby approved and adopted (the “2025 Equity Incentive Plan Proposal”).

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a two-thirds majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the 2025 Incentive Plan.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 3, TO APPROVE THE 2025 INCENTIVE PLAN AS DESCRIBED IN THIS RESOLUTION 3.

10

RESOLUTION 4

TO APPROVE THE CHANGES OF RIGHTS ATTACHED TO CLASS B ORDINARY SHARES

General

Our Board has proposed to the shareholders to approve, as a special resolution, the increase of the voting rights attached to each Class B Ordinary Share to forty (40) votes on any and all matters on a poll at a general meeting of the Company.

Rationale of the Changes of Rights

Currently, in respect of all matters subject to a shareholder’s vote, each Class B Ordinary Share is entitled to twenty votes, and each Class A Ordinary Share is entitled to one vote, voting together as one class. No business shall be transacted at any general meeting unless a quorum of members is present at the time. An ordinary resolution requires the affirmative vote of a simple majority of the votes cast, while a special resolution requires the affirmative vote of at least two-thirds of votes cast at a general meeting. A special resolution is required for certain important matters set out in our memorandum and articles of association, as amended from time to time.

Class B Ordinary Shares are issued to and held by Ruilin Xu, chairman of the Board of the Company. The Board believes that increasing the voting power of the Company’s Class B Ordinary Shares from 20 votes per share to 40 votes per share will offer the holders of the Class B Ordinary Shares greater control over corporate actions. A majority of the members of our Board are independent and all of our directors’ act in accordance with their fiduciary duties and in the best interests of our shareholders. We believe the independent members of the Board provide effective oversight and represent the interests of all shareholders. The Board believes that our capital structure contributes to our stability and insulates our Board and management from short-term pressures, which allows them to focus on our mission and long-term success. The Board believes our capital structure is beneficial to shareholders as it reduces the risk of disruption in the continuity of our operational policies and long-range goals, permits our management to pursue strategies that it believes will enhance long-term shareholder value, and has contributed to our success over the years.

As of the Record Date, Ruilin Xu, the chairman of the Board, holds 480,000 Class A Ordinary Shares indirectly and 3,786,960 Class B Ordinary Shares directly, owning 30% of the total voting power. The vision and leadership of Mr. Xu have guided us from our inception, and he is deeply invested in our long-term success. Under Mr. Xu’s leadership, we have navigated important opportunities and challenges.

If this Proposal 4 is approved, Mr. Xu’s voting power will increase to 46% upon effectiveness of the Change of Rights. The Board believes that in light of the increase of our authorized share capital discussed in Proposal 2, increasing the voting power of the Class B Ordinary Shares to 40 votes per share will allow the management to enhance its ability to focus and carry out the Company’s long-term goals.

Effects of the Changes of Rights

Although the Board believes that the Changes of Rights is in the best and commercial interests of our Company and shareholders, the voting rights of our Class A Ordinary Shares will be diluted if this Proposal 4 is approved. On the Record Date, there were 180,211,267 Class A Ordinary Shares issued and outstanding, representing 180,211,267 votes or 70.4% of the total voting power, and 3,786,960 Class B Ordinary Shares issued and outstanding, representing 75,739,200 votes or 29.6% of the total voting power. Assuming this Proposal 4 is approved, holders of Class A Ordinary Shares represent 54.3% of the total voting power, and holders of Class B Ordinary Shares represent 45.7% of the total voting power.

4.	“IT IS HEREBY RESOLVED, as a special resolution that:

the increase of the voting rights attached to each Class B Ordinary Share to forty (40) votes per Class B Ordinary Share on any and all matters on a poll at any general meeting of the Company be and is hereby approved.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a two-thirds majority of the votes of the holders of Class A Ordinary Shares present in person or represented by proxy and entitled to vote as a sperate class at the Extraordinary Meeting, and if a quorum is present, the affirmative vote of a two-thirds majority of the votes of the holders of Class B Ordinary Shares present in person or represented by proxy and entitled to vote as a separate class at the Extraordinary Meeting, will be required to approve the Changes of Rights.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 4, TO APPROVE THE CHANGES RIGHTS OF HOLDERS OF CLASS B ORDINARY SHARES AS DESCRIBED IN THIS RESOLUTION 4.

11

RESOLUTION 5

TO APPROVE THE AMEDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Our Board has determined, subject to the Share Consolidation Proposal, the Increase of Authorized Class A Ordinary Shares and Authorized Share Capital, and the Change of Class B Ordinary Shares Voting Rights, it is advisable and in the best interests of the Company and its shareholders, for the Company to adopt a second amended and restated memorandum and articles of association in the form as attached hereto as Appendix B (the “Amended M&AA”) to reflect, inter alias, the Share Consolidation, the Increase of Authorized Class A Ordinary Shares and Authorized Share Capital, and the Change of Class B Ordinary Shares Voting Rights to the extent each is effected (the “M&AA Amendment”).

A draft form of the Amended M&AA is attached to this notice as Appendix B. The draft form of the Amended M&AA assumes that the shareholders have approved the Share Consolidation, the Increase of Authorized Share Capital and the Change of Class B Ordinary Shares Voting Rights. The resolutions be put to the shareholders to consider and to vote upon at the Extraordinary Meeting to adopting the Amended M&AA for and on behalf of the Company are:

5.	“IT IS HEREBY RESOLVED, as a special resolution, that:

subject to approval by the shareholders of Resolution 1 (the Share Consolidation), Resolution 2 (the Increase of Authorized Share Capital) and Resolution 4 above (the Change of Class B Ordinary Shares Voting Rights), with effect from the effective date of the Share Consolidation and the Increase of Authorized Share Capital,  the second amended and restated memorandum and articles of association in the form as attached hereto as Appendix B (the “Amended M&AA”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to reflect, inter alias, the Share Consolidation, the Increase of Authorized Share Capital and the Change of Class B Ordinary Shares Voting Rights.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a two-thirds majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the M&AA Amendment.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 5, TO APPROVE THE ADOPTION OF THE AMENDED M&AA OF THE COMPANY AS DESCRIBED IN THIS RESOLUTION 5.

12

RESOLUTION 6

TO AUTHORIZE DIRECTORS

General

6.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Consolidation, the Increase of Authorized Share Capital and the adoption of the Amended M&AA, including but not limited to, determining the exact effective date of the Share Consolidation and the Increase of Authorized Share Capital and making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and the Increase of Authorized Share Capital; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation and the Increase of Authorized Share Capital; and the Company’s transfer agent be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.”

Vote Required and Board Recommendation

The approval of the authorization of directors requires the affirmative vote of a simple majority of the votes cast by shareholders who, as being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative at the Extraordinary Meeting.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 6, TO APPROVE TO AUTHORIZE DIRECTORS AS DESCRIBED IN THIS RESOLUTION 6.

OTHER MATTERS

We know of no other matters to be submitted to the Extraordinary Meeting.

By Order of the Board of Directors,

/s/ Ruilin Xu
Ruilin Xu
Chairman
Date: April 1, 2025

13

Appendix A

TOP KINGWIN LTD

2025 EQUITY INCENTIVE PLAN

1. Purposes of the Plan. Top KingWin Ltd, a Cayman Islands company (the “Company”) hereby establishes the TOP KINGWIN LTD 2025 Equity Incentive Plan (the “Plan”). The purpose of the Plan is to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging Employees, Directors and Consultants to focus on the Company’s performance, (b) encouraging the attraction and retention of Employees, Directors and Consultants with exceptional qualifications, and (c) providing incentives that align the interests of Employees, Directors and Consultants with those of the shareholder of the Company. The Plan permits the grant of Incentive Share Options, Nonstatutory Share Options, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units, and Performance Shares as the Administrator may determine.

2. Definitions. The following definitions will apply to the terms in the Plan:

“Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4.

“Affiliate” means any corporation, partnership, limited liability company, limited liability partnership, business trust, or other entity or person controlling, controlled by or under common control of the Company, as determined by the Administrator in its sole discretion.

“Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government order, and the rules of any applicable stock exchange, of any jurisdiction applicable to Awards granted to residents therein.

“Award” means, individually or collectively, a grant under the Plan of Options, SARs, Restricted Shares, Restricted Share Units, Performance Units, and Performance Shares.

“Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company, as constituted from time to time.

“Cause” means, with respect to a Participant, unless in the case of a particular Award, the particular Award Agreement states otherwise, (a) the Company or the relevant Affiliate, having “cause,” “just cause” or term of similar meaning or import, to terminate a Participant’s employment or service, as defined in any employment, consulting or services agreement with the Participant in effect at the time of such termination, or (b) in the absence of any such employment, consulting or services agreement (or the absence of any definition of “cause,” “just cause” or term of similar meaning or import contained therein), the following events or conditions, as determined by the Administrator in its sole discretion:

(i)	any commission of an act of theft, embezzlement, fraud, dishonesty, ethical breach or other similar acts, or commission of a criminal offense;

(ii)	any material breach of any agreement or understanding between the Participant and the Company or the relevant Affiliate including, without limitation, any applicable intellectual property and/or invention assignment, employment, non-competition, confidentiality or other similar agreement or the Company’s or the relevant Affiliate’s code of conduct or other workplace rules;

(iii)	any material misrepresentation or omission of any material fact in connection with the Participant’s employment with the Company or the relevant Affiliate or service as a Service Provider;

(iv)	any material failure to perform the customary duties as an Employee or Director, to obey the reasonable directions of a supervisor or to abide by the policies or codes of conduct of the Company or the relevant Affiliate or to satisfy the requirements or working standards of the Company or the relevant Affiliate during any applicable probationary employment period; or

(v)	any conduct that is materially adverse to the name, reputation or interests of the Company or any Affiliate.

“Change in Control” means the occurrence of any of the following events:

(i)	Any transaction as a result of which any person is the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least 50% of the total voting power represented by the Company’s then outstanding voting securities. For purposes of this subsection (i), the term “person” shall have the same meaning as when used in sections 13(d) and 14(d) of the Exchange Act but shall exclude (A) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or of a Parent or Subsidiary, and (B) a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the shares of the Company. For purposes of this subsection (i), the acquisition of additional shares by any one person, who is considered to own more than fifty percent (50%) of the total voting power of the securities of the Company will not be considered an additional Change in Control;

(ii)	A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are Directors as of the effective date of the Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Directors at the time of such election or nomination (except where such election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iii)	The consummation of the sale, transfer or other disposition by the Company of all or substantially all of the Company’s assets, except with respect to a sale, transfer or other disposition of assets to a Parent, Subsidiary, or Affiliate;

(iv)	The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (i) the continuing or surviving entity and, (ii) any direct or indirect Parent corporation of such continuing or surviving entity.

For avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction. The foregoing notwithstanding, if the Award constitutes non-qualified deferred compensation under Section 409A of the Code, in no event shall a Change in Control be deemed to have occurred unless such change shall satisfy the definition of a change in control under Section 409A of the Code.

“Code” means the Internal Revenue Code of 1986, as amended. Any reference in the Plan to a section of the Code will be a reference to any successor or amended section of the Code.

“Committee” means a committee appointed by the Board that consists of one or more Board members or other individuals satisfying all Applicable Laws. As of the Effective Date, and until otherwise determined by the Board, the Compensation Committee of the Board will serve as the Committee.

“Company” means Top KingWin Ltd, a Cayman Islands company, or any successor thereto. For purposes of the Plan, the term “Company” shall include any present or future Parent and Subsidiary.

“Class A Ordinary Share” means a Class A ordinary share of the Company, par value of $0.0025 per share.

“Class B Ordinary Share” means a Class B ordinary share of the Company, par value of $0.0025 per share.

“Consultant” means any person, including an advisor, but who is not an Employee or an Director, engaged by the Company or any Affiliate of the Company to render services to such entity if: (i) such person renders bona fide services to the Company or any Affiliate; (ii) the services rendered by such person are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (iii) such person is a natural person who has contracted directly with the Company or any Affiliate to render such services.

“Director” means a member of the Board or any board of directors (or similar governing authority) of any Affiliate, including a non-employee Director.

“Disability” unless otherwise defined in an Award Agreement, means that the Participant qualifies to receive long-term disability payments under the Company’s or any Affiliate’s long-term disability insurance program, as it may be amended from time to time, to which the Participant provides services regardless of whether the Participant is covered by such policy. If the Company or an Affiliate to which the Participant provides service does not have a long-term disability plan in place, “Disability” means that a Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Participant will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

“Employee” means any person, including Officers and Directors, employed by the Company or any Affiliate of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exercise Price” in the case of an Option, means the amount for which one Share may be purchased upon exercise of such Option, as specified in the applicable Option Award Agreement. “Exercise Price,” in the case of a SAR, means an amount, as specified in the applicable SAR Agreement, which is subtracted from the Fair Market Value of one Share in determining the amount payable upon exercise of such SAR.

“Fair Market Value” means, as of any date, the value of Shares determined as follows:

(i)	If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation, the New York Stock Exchange or the Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported on the website maintained by such exchange or market system or such other source as the Administrator deems reliable;

(ii)	If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such Shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)	In the absence of an established market for the Shares of the type described in (i) and (ii) above, the Fair Market Value thereof shall be determined by the Administrator in good faith and in its discretion, and such determination shall be conclusive and binding on all persons; provided that if an Award is subject to Section 409A of the Code, then the Fair Market Value shall be determined in accordance with Section 409A of the Code.

“Grant Date” means, for all purposes, the date on which the Administrator completes the corporate action authorizing the grant of an Award or such later date specified by the Administrator, provided that conditions to the exercisability or vesting of Awards shall not defer the Grant Date. Notice of the Administrator’s determination to grant an Award will be provided to each Participant within a reasonable time after the Grant Date.

“Incentive Share Option” or “ISO” means an Option that by its terms qualifies and is otherwise intended to qualify as an Incentive Share Option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

“Memorandum and Articles of Association” means the Company’s Amended and Restated Memorandum of Association dated July 23, 2022, and the Company’s Amended and Restated Articles of Association dated July 23, 2022, including any amendments to either of the foregoing.

“Nonstatutory Share Option” or “NSO” means an Option that by its terms does not qualify or is not intended to qualify as an ISO.

“Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

“Option” means a share option granted pursuant to the Plan.

“Optionee” means the holder of an outstanding Option.

“Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.

“Participant” means the holder of an outstanding Award.

“Performance Period” means any fiscal year of the Company or such other period as determined by the Administrator in its sole discretion.

“Performance Share” means an Award denominated in Shares which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine pursuant to Section 10 hereof.

“Period of Restriction” means the period during which Restricted Shares or Restricted Share Units are subject to forfeiture.

“Performance Unit” means an Award which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10 hereof.

“Plan” means this TOP KINGWIN LTD 2025 Equity Incentive Plan, as it may be amended from time to time.

“Restricted Shares” means Shares awarded to a Participant subject to forfeiture in accordance with Section 7.

“Restricted Share Unit” or “RSU” means the right to receive one Share at or after the end of the Period of Restriction, which right is subject to forfeiture in accordance with Section 8 of the Plan.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Provider” means an Employee, Director or Consultant.

“Shares” means collectively, Class A Ordinary Shares and Class B Ordinary Shares, as adjusted in accordance with Section 11.

“Share Appreciation Right” or “SAR” means the right to receive payment from the Company in an amount no greater than the excess of the Fair Market Value of a Share at the date the SAR is exercised over a specified price fixed by the Administrator in the Award Agreement, which shall not be less than the Fair Market Value of a Share on the Grant Date. In the case of a SAR which is granted in connection with an Option, the specified price shall be the Option Exercise Price.

“Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Shares Subject to the Plan.

a.	Shares Subject to the Plan. Subject to the provisions of Section 11, the maximum aggregate number of Class A Ordinary Shares that may be issued under the Plan is 1,081,267 and the maximum aggregate number of Class B Ordinary Shares that may be issued under the Plan is 22,721.

b.	Shares Returned to Reserve. If Restricted Shares or Shares issued upon the exercise of an Award under the Plan are forfeited or repurchased, then such shares shall again become available for Awards under the Plan. Any Shares subject to an Award that expires or is canceled, forfeited, or terminated without issuance of the full number of Shares to which the Award related will again be available for issuance under the Plan. Notwithstanding the foregoing, the following Shares shall not again become available for Awards or increase the number of Shares available for grant under the Plan: (i) Shares tendered by the Participant or withheld by the Company in payment of the purchase price of an Option issued under the Plan, (ii) Shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award, (iii) Shares repurchased by the Company with proceeds received from the exercise of an Option issued under the Plan, and (iv) Shares subject to a SAR issued under this Plan that are not issued in connection with the share settlement of that SAR upon its exercise. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment shall not reduce the number of Shares available for issuance under the Plan.

c.	Share Reserve. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. Administration of the Plan.

a.	Administrator. The Committee shall serve as Administrator of the Plan. The Committee shall consist of no less than two (2) nonemployee directors who shall be appointed by the Board. The Committee shall be comprised solely of nonemployee director who are (a) “outside directors” under Section 162(m) of the Code, (b) “non-employee directors” under Rule 16b-3 of the Exchange Act, and (c) who meet any listing standards prescribed by the principal securities market on which the Company’s equity securities are traded.

b.	Powers of the Administrator. Subject to the provisions of the Plan and the approval of any relevant authorities, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

i.	to determine the Fair Market Value;

ii.	to select the Service Providers to whom Awards may be granted hereunder;

iii.	to determine the type of Award and number of Shares to be covered by each Award granted hereunder;

iv.	to approve forms of agreement for use under the Plan;

v.	to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the Exercise Price, the time or times when Awards may be exercised (which may be based on continued employment, continued service or performance criteria), any vesting acceleration (whether by reason of a Change of Control or otherwise) or waiver of forfeiture, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

vi.	to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan, including the right to construe disputed or doubtful Plan and Award provisions;

vii.	to prescribe, amend and rescind rules and regulations relating to the Plan;

viii.	to modify or amend each Award to the extent any modification or amendment is consistent with the terms of the Plan, and does not materially impair the rights of any Participant unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company;

ix.	to allow Participants to satisfy withholding tax obligations in such manner as prescribed in Section 12;

x.	to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

xi.	to delay issuance of Shares or suspend Participant’s right to exercise an Award as deemed necessary to comply with Applicable Laws;

xii.	to the extent permitted by Applicable Laws, to delegate, as it may deem appropriate, to one or more Officers of the Company the authority to grant Awards to Service Providers who are not Officers and Directors, and exercise such other powers under the Plan as the Administrator may determine, in accordance with such guidelines as the Administrator shall set forth at any time or from time to time; and

xiii.	to make all other determinations deemed necessary or advisable for administering the Plan.

c.	Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards. Any decision or action taken or to be taken by the Administrator, arising out of or in connection with the construction, administration, interpretation and effect of the Plan and of its rules and regulations, shall, to the maximum extent permitted by Applicable Laws, be within its absolute discretion (except as otherwise specifically provided in the Plan) and shall be final, binding and conclusive upon the Company, all Participants and any person claiming under or through any Participant.

5. Provisions Appliable to Awards.

a.	Eligibility. As determined by the Administrator, NSOs, Restricted Shares, Restricted Share Units, SARs, Performance Units, or Performance Shares may be granted to Service Providers either alone or in combination with any other Awards and ISOs may be granted to Employees of the Company, and of any Affiliate.

b.	Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

c.	Termination for Cause. Unless otherwise provided in the Award Agreement, if a Participant’s employment by or service is terminated for Cause, the Participant’s unexercised Awards will terminate upon such termination for Cause, whether or not the Award is then vested and/or exercisable.

d.	Transfer; Approved Leave of Absence. For purposes of the Plan, no termination of employment by an Employee shall be deemed to result from either (a) a transfer of employment to the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another, or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing, in either case, except to the extent inconsistent with Section 409A of the Code if the applicable Award is subject thereto.

e.	No Transferability; Limited Exception to Transfer Restrictions.

i.	Limits on Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 5e, by Applicable Law and by the Award Agreement, as the same may be amended:

(a)	all Awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge;

(b)	Awards will be exercised, during the lifetime of the Participant, only by the Participant; and

(c)	amounts payable or shares issuable pursuant to an Award will be delivered only to (or for the account of), and, in the case of Shares, registered in the name of, the Participant.

In addition, the shares shall be subject to the restrictions set forth in the applicable Award Agreement.

ii.	Exceptions to Limits on Transfer. Notwithstanding the foregoing, upon notice to the Administrator no provision herein shall prevent or forbid transfers to a trust that was established solely for tax planning purposes and not for purposes of profit or commercial activity or, to one or more “family members” (as such term is defined in SEC Rule 701 promulgated under the Securities Act of 1933, as amended) by gift or pursuant to a qualified domestic relations order.

f.	Beneficiaries. Notwithstanding Section 5e, a Participant may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written consent of the Participant’s spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Administrator.

g.	Fractional Shares. No fractional Shares shall be issued and the Administrator shall determine, in its discretion, whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding up or down as appropriate.

h.	Share Certificate. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing Shares pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel, that the issuance and delivery of such Shares is in compliance with the Company’s Memorandum and Articles of Association, all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with all Applicable Laws, and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Administrator may place legends on any Share certificate to reference restrictions applicable to the Share. In addition to the terms and conditions provided herein, the Administrator may require that a Participant make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

i.	Repricing. To the extent not prohibited by Appliable Laws (including any applicable stock exchange rule), the repricing or termination and subsequent repricing of Options or SARs at a lower purchase price per Share than the original grant is permitted without prior shareholder approval. The Administrator may authorize the Company to issue new Option or SAR Awards in exchange for the surrender and cancellation of any or all outstanding Awards, subject to the consent of any Participant whose rights would be impaired. The Administrator may at any time repurchase Options with payment in cash, Shares or other consideration, based on such terms and conditions as the Administrator and the Participant shall agree.

6. Share Options.

a.	Grant of Options. Subject to the terms and conditions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator will determine in its sole discretion.

b.	Option Award Agreement. Each Option shall be evidenced by an Award Agreement that shall specify the type of Option granted, the Exercise Price, the exercise date, the term of the Option, the number of Shares to which the Option pertains, vesting criteria and such other terms and conditions (which need not be identical among Participants) as the Administrator shall determine in its sole discretion.

c.	Exercise Price. The Exercise Price for the Shares to be issued pursuant to exercise of an Option will be no less than the Fair Market Value per Share on the Grant Date. Notwithstanding the above or any other term in this Plan or any Award Agreement, Notwithstanding any other provision of the Plan to the contrary, Shares shall be issued pursuant to exercise of an Option at a price at least equal to their par value.

d.	Term of Options. The term of each Option will be stated in the Award Agreement. Unless terminated sooner in accordance with the Plan or Award Agreement, no Option shall be exercisable on or after the tenth anniversary of the Grant Date.

e.	Time and Form of Payment.

i.	Exercise Date. Each Award Agreement shall specify how and when Shares covered by an Option may be purchased. The Award Agreement may specify waiting periods, the dates on which Options become exercisable or “vested” and, subject to the termination provisions of the Option, exercise periods. The Administrator may accelerate the exercisability of any Option or portion thereof.

ii.	Exercise of Option. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share. An Option will be deemed exercised when the Company receives: (1) notice of exercise (in such form as the Administrator shall specify from time to time) from the person entitled to exercise the Option, and (2) full payment for the Shares with respect to which the Option is exercised (together with all applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan (together with all applicable withholding taxes). Until the Shares are issued (as evidenced by the appropriate entry in the register of members of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares subject to the Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 11.

iii.	Payment. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment.

(1)	General Rule. The entire Exercise Price of Shares issued upon exercise of Options shall be payable in cash or cash equivalents at the time when such Shares are purchased, except that the Administrator at its sole discretion may accept payment of the Exercise Price in any other form(s) described in this Section 6eiii. However, if the Optionee is a Director or an Officer of the Company, he or she may pay the Exercise Price in a form other than cash or cash equivalents only to the extent permitted by section 13(k) of the Exchange Act;

(2)	Surrender of Shares. With the Administrator’s consent, all or any part of the Exercise Price may be paid by surrendering, or attesting to the ownership of, Shares that are already owned by the Optionee. Such Shares shall be valued at their Fair Market Value on the date when the new Shares are purchased under the Plan.

(3)	Exercise/Sale. With the Administrator’s consent, all or any part of the Exercise Price and any withholding taxes may be paid by delivering (on a form prescribed by the Company) an irrevocable direction to a securities broker approved by the Company to sell all or part of the Shares being purchased under the Plan and to deliver all or part of the sales proceeds to the Company.

(4)	Promissory Note. With the Administrator’s consent, all or any part of the Exercise Price and any withholding taxes may be paid by delivering (on a form prescribed by the Company) a full-recourse promissory note that is consistent with Applicable Laws.

(5)	Other Forms of Payment. With the Administrator’s consent, all or any part of the Exercise Price and any withholding taxes may be paid in any other form that is consistent with Applicable Laws.

f.	Effects of Termination of Employment or Service on Options. Termination of employment or service shall have the following effects on Options granted to the Participants:

i.	Termination for Cause. Unless otherwise provided in the Award Agreement, if a Participant’s employment by or service is terminated by the Company or any Affiliate for Cause, the Participant’s Options will terminate upon such termination, whether or not the Option is then vested and/or exercisable;

ii.	Death or Disability. Unless otherwise provided in the Award Agreement, if a Participant’s employment by or service terminates as a result of the Participant’s death or Disability:

(1) to the extent that such Options were vested and exercisable on the date of the Participant’s termination on account of death or Disability, the Participant (or his or her legal representative or beneficiary, in the case of the Participant’s Disability or death, respectively) may exercise his or her Option within such period of time ending on the earlier of (a) the date 12 months following such termination or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Participant does not exercise his or her Option within the time specified herein or in the Award Agreement, the Option shall terminate; and

(2) the Options, to the extent not vested and exercisable on the date of the Participant’s termination of employment or service, shall terminate upon the Participant’s termination of employment or service on account of death or Disability.

iii.	Other Terminations of Employment or Service. Unless otherwise provided in the Award Agreement, if a Participant’s employment by or service to the Company or any Affiliate terminates for any reason other than a termination by the Company or any Affiliate for Cause or because of the Participant’s death or Disability:

(1) to the extent that such Options were vested and exercisable on the date of the Participant’s such termination of employment or service, the Participant may exercise his or her Option within such period of time ending on the earlier of (a) the date 3 months following such termination or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Participant does not exercise his or her Option within the time specified herein or in the Award Agreement, the Option shall terminate; and

(2) the Options, to the extent not vested and exercisable on the date of the Participant’s termination of employment or service, shall terminate upon the Participant’s termination of employment or service.

j.	Forfeiture of Options. All unexercised Options shall be forfeited to the Company in accordance with the terms and conditions set forth in the Award Agreement and again will become available for grant under the Plan.

h.	Incentive Share Options. Incentive Share Options may be granted to Employees of the Company or any Affiliate. The terms of any Incentive Share Options granted pursuant to the Plan, must comply with the following additional provisions:

i.	Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which Incentive Share Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Share Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Share Options.

ii.	Exercise Price. The exercise price of an Incentive Share Option shall be equal to the Fair Market Value on the date of grant. However, the exercise price of any Incentive Share Option granted to any individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company may not be less than 110% of Fair Market Value on the date of grant and such Option may not be exercisable for more than five years from the date of grant.

iii.	Expiration of Incentive Share Options. No Award of an Incentive Share Option may be made pursuant to this Plan after the tenth anniversary of the Effective Date.

iv.	Right to Exercise. During a Participant’s lifetime, an Incentive Share Option may be exercised only by the Participant.

7. Restricted Shares.

a.	Grant of Restricted Shares. Subject to the terms and conditions of the Plan, the Administrator, at any time and from time to time, may grant Restricted Shares to Service Providers in such amounts as the Administrator will determine in its sole discretion.

b.	Restricted Shares Award Agreement. Each Award of Restricted Shares will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, the purchase price of the Shares, if any, and the means of payment for the Shares, vesting criteria, transferability restrictions, and such other terms and conditions (which need not be identical among Participants) as the Administrator will determine in its sole discretion. Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Administrator shall determine. Unless the Administrator determines otherwise, the Company shall instruct the transfer agent to register the Restricted Shares under the name of the Participants when the restrictions on such Restricted Shares have lapsed. If at the approval of the Administrator certificates representing Restricted Shares are registered in the name of the Participant before the restrictions on such Restricted Shares have lapsed, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

c.	Terms and Conditions.

i.	Vesting Conditions. During the Period of Restriction, Restricted Shares shall be subject to forfeiture arising on the basis of such conditions as the Administrator may determine in its sole discretion. Any such risk of forfeiture may be waived or terminated, or the Period of Restriction shortened, at any time by the Administrator on such basis as it deems appropriate.

ii.	Sale Price. Restricted Shares may be sold or awarded under the Plan for such consideration as the Administrator may determine, including (without limitation) cash, cash equivalents, property, full-recourse promissory notes, past services and future services. If the Participant is a Director or an Officer of the Company, he or she may pay for Restricted Shares with a promissory note only to the extent permitted by section 13(k) of the Exchange Act. Within the limitations of the Plan, the Administrator may accept the cancellation of outstanding Options or SARs in return for the grant of Restricted Shares.

iii.	No Voting or Dividend Rights. Unless the Administrator determines otherwise, until the restrictions on the Restricted Shares have lapsed, no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Restricted Shares. Unless the Administrator determines otherwise, no adjustment will be made for a dividend or other right for which the record date is prior to the date when the restrictions on the Restricted Shares have lapsed, except as provided in Section 11.

iv.	Transferability. Except as provided in the Plan, Restricted Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

d.	Removal of Restrictions. All restrictions imposed on Restricted Shares shall lapse and the Period of Restriction shall end upon the satisfaction of the vesting conditions imposed by the Administrator. Restricted Shares not previously forfeited will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator (in its discretion) may establish procedures regarding the release of Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

8. Restricted Share Units.

a.	Grant of Restricted Share Units. Subject to the terms and conditions of the Plan, the Administrator, at any time and from time to time, may grant Restricted Share Units to Service Providers in such amounts as the Administrator will determine in its sole discretion.

b.	Restricted Share Units Award Agreement. Each Award of Restricted Share Units will be evidenced by an Award Agreement that will specify the number of Restricted Share Units granted, vesting criteria, form of payout, vesting criteria and such other terms and conditions (which need not be identical among Participants) as the Administrator will determine in its sole discretion. The Administrator may include among such conditions the requirement that the performance of the Company or a business unit of the Company for a specified period of time.

c.	Vesting Conditions. During the Period of Restriction, Restricted Shares Units shall be subject to forfeiture arising on the basis of such conditions as the Administrator may determine in its sole discretion. Any such risk of forfeiture may be waived or terminated, or the Period of Restriction shortened, at any time by the Administrator on such basis as it deems appropriate.

d.	Time and Form of Payment. Upon satisfaction of the applicable vesting conditions, payment of vested Restricted Share Units shall occur in the manner and at the time provided in the Award Agreement. Except as otherwise provided in the Award Agreement, Restricted Share Units may be paid in cash (equal to the aggregate Fair Market Value of the Shares underlying the vested Restricted Share Units), Shares, or a combination thereof at the sole discretion of the Administrator. Restricted Share Units that are fully paid in cash will not reduce the number of Shares available for issuance under the Plan.

e.	No Voting or Dividend Rights. Until the Shares are issued (as evidenced by the appropriate entry in the register of members of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares subject to the Restricted Share Units. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 11.

9. Share Appreciation Rights.

a.	Grant of SARs. Subject to the terms and conditions of the Plan, the Administrator, at any time and from time to time, may grant SARs to Service Providers in such amounts as the Administrator will determine in its sole discretion.

b.	Award Agreement. Each SAR grant will be evidenced by an Award Agreement that will specify the exercise price, the number of Shares underlying the SAR grant, the term of the SAR, the conditions of exercise, vesting criteria and such other terms and conditions (which need not be identical among Participants) as the Administrator will determine in its sole discretion.

c.	Exercise Price and Other Terms. The Exercise Price for the exercise of an SAR will be no less than the Fair Market Value per Share on the Grant Date. No SAR shall be exercisable on or after the tenth anniversary of the Grant Date. Notwithstanding the above or any other term in this Plan or any Award Agreement, Shares shall be issued pursuant to exercise of an SAR at a price at least equal to their par value.

d.	Time and Form of Payment of SAR Amount. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount no greater than: (i) the difference between the Fair Market Value of a Share on the date of exercise over the Exercise Price; times (ii) the number of Shares with respect to which the SAR is exercised. An Award Agreement may provide for a SAR to be paid in cash, Shares of equivalent value, or a combination thereof.

10. Performance Units and Performance Shares.

a.	Grant of Performance Units/Shares. Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units/Shares granted to each Participant.

b.	Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

c.	Performance Objectives and Other Terms. The Administrator will set performance objectives or other vesting provisions. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment), or any other basis determined by the Administrator in its discretion. Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

d.	Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Unit/Share.

e.	Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination thereof.

f.	Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

g.	Section 162(m) Performance Restrictions. For purposes of qualifying grants of Performance Units/Shares as “performance-based compensation” under Section 162(m) of the Code, the Administrator, in its discretion, may set restrictions based upon the achievement of certain performance Goals. In granting Performance Units/Shares which are intended to qualify under Section 162(m) of the Code, the Administrator will follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Award under Section 162(m) of the Code.

11. Adjustments; Dissolution or Liquidation; Merger or Change in Control.

a.	Adjustments. In the event of any dividend, share split, combination or exchange of Shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to its shareholders, or any other change affecting the shares of Shares or the share price of a Share, the Administrator shall make such proportionate adjustments, if any, as the Administrator in its discretion may deem appropriate to reflect such change with respect to (i) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3); (ii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iii) the grant or exercise price per share for any outstanding Awards under the Plan.

b.	Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

c.	Change in Control. In the event of a Change in Control, all outstanding Awards shall be treated as the Administrator (in its discretion) determines, which need provide for treatment of all outstanding Awards (or a portion thereof) in an identical manner and may be effected without consent of a Participant. Such treatment shall provide for one or more of the following:

(i)	The Administrator shall have the discretion, exercisable either at the time an Award is granted or at any time the Award remains outstanding, to provide for automatic acceleration of vesting upon occurrence of a Change in Control, whether or not the Award is assumed or replaced in the Change in Control, or in connection with a termination of a Participant’s Service following a Change in Control.

(ii)	The assumption of any outstanding Awards by the surviving, continuing, successor or purchasing entity or its Parent, provided that the assumption of Options or SARs shall comply with section 424(a) of the Code (whether or not the Options are ISOs).

(iii)	The substitution by the surviving corporation or its Parent of new awards for any outstanding Awards, provided that the substitution of Options or SARs shall comply with section 424(a) of the Code (whether or not the Options are ISOs).

(iv)	Full exercisability of any outstanding Options and SARs and full vesting of the shares of Stock subject to such Options and SARs, followed by the cancellation of such Options and SARs. The full exercisability of any Options and SARs and full vesting of such shares of Stock may be contingent on the closing of the Change in Control. The Optionees shall be able to exercise such Options and SARs during a period preceding the closing date of the Change in Control. Any exercise of such Options and SARs during such period may be contingent on the closing of the Change in Control.

(v)	The cancellation of any outstanding Options and SARs and a payment to the Optionees equal to the excess of (i) the Fair Market Value of the shares of Stock subject to such Options and SARs (whether or not such Options and SARs are then exercisable or such shares of Stock are then vested) as of the closing date of such Change in Control over (ii) their Exercise Price. Such payment shall be made in the form of cash, cash equivalents, or securities of the surviving corporation or its Parent with a Fair Market Value equal to the required amount. Such payment may be made in installments and may be deferred until the date or dates when such Options and SARs would have become exercisable or such shares of Stock would have vested. Such payment may be subject to vesting based on the Optionee’s continuing Service, provided that the vesting schedule shall not be less favorable to the Optionee than the schedule under which such Options and SARs would have become exercisable or such shares of Stock would have vested. If the Exercise Price of the shares of Stock subject to such Options and SARs exceeds the Fair Market Value of such shares of Stock, then such Options and SARs may be cancelled without making a payment to the Optionees. For purposes of this subsection (v), the Fair Market Value of any security shall be determined without regard to any vesting conditions that may apply to such security.

(vi)	The cancellation of any outstanding Restricted Share Units and a payment to the Participants equal to the Fair Market Value of the Shares subject to such Restricted Share Units (whether or not such Restricted Share Units are then vested) as of the closing date of such Change in Control. Such payment shall be made in the form of cash, cash equivalents, or securities of the surviving corporation or its Parent with a Fair Market Value equal to the required amount. Such payment may be made in installments and may be deferred until the date or dates when such Restricted Share Units would have vested. Such payment may be subject to vesting based on the Participant’s continuing Service, provided that the vesting schedule shall not be less favorable to the Participant than the schedule under which such Restricted Share Units would have vested. For purposes of this subsection (vi), the Fair Market Value of any security shall be determined without regard to any vesting conditions that may apply to such security.

12.	Taxes. No Shares or cash shall be delivered under the Plan to any Participant until such Participant has made arrangements acceptable to the Administrator for the satisfaction of any income and employment tax withholding obligations under Applicable Laws. The Company or any Affiliate shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all applicable taxes (including the Participant’s payroll tax obligations) required or permitted by Applicable Law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Administrator may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy all of the Participant’s income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Administrator, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory income and payroll tax withholding rates that are applicable to such supplemental taxable income under Applicable Laws.

13.	Grants to Foreign Nationals. Awards may be granted to Service Providers who are foreign nationals or employed outside the United States, or both, on such terms and conditions different from those applicable to grants to Services Providers in the United States as in the judgment of the Administrator may be necessary or desirable in order to recognize differences in local law or tax policy, and such Awards shall be considered granted pursuant to a non-U.S. sub-plan. The Administrator also may impose conditions on the exercise or vesting of Awards in order to minimize the company’s obligation with respect to tax equalization for employees on assignments outside their home country.

14.	No Rights to Awards. No Participant, employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Administrator is obligated to treat Participants, employees, and other persons uniformly.

15.	No Effect on Employment or Service. Neither the Plan nor any Award will confer upon any Participant any right with respect to continuing the Participant’s relationship as a Service Provider with the Company or any Affiliate of the Company, nor will they interfere in any way with the Participant’s right or the Company’s or any Affiliate’s right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

16.	Effective Date. The Plan is effective as of the date it is adopted and approved by the Board in accordance with the applicable provisions of the Company’s Memorandum of Association and Articles of Association (the “Effective Date”). The Company will obtain shareholder approval of the Plan only to the extent necessary and desirable to comply with Applicable Laws (including any applicable exchange rule).

17.	Term of Plan. The Plan will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

18. Amendment and Termination of the Plan.

a.	Amendment and Termination. The Board in its sole discretion may at any time amend, alter, suspend or terminate the Plan.

b.	Shareholder Approval. The Company will obtain shareholder approval of any Plan amendment only to the extent necessary and desirable to comply with Applicable Laws (including any applicable exchange rule).

c.	Effect of Amendment or Termination. Except with respect to amendments made to the extent necessary and desirable to comply with Applicable Laws (including any applicable stock exchange rules), no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

19. Government and Other Regulations. The obligation of the Company to make payment of awards in Shares or otherwise shall be subject to all Applicable Laws and to such approvals by government agencies as may be required. The Company shall be under no obligation to register any of the Shares paid pursuant to the Plan under the Securities Act or any other similar law in any applicable jurisdiction. If the Shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act or other Applicable Laws, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption. In addition, the Administrator may delay or suspend the issuance and delivery of Shares, suspend the exercise of Options or SARs, or suspend the Plan as necessary to comply with Applicable Laws. Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

20. Corporate Restrictions on Rights in Shares. Any Shares to be issued pursuant to Awards granted under the Plan shall be subject to all restrictions upon the transfer thereof which may be now or hereafter imposed by the memorandum and articles of association of the Company. In addition, either at the time an Award is granted or by subsequent action, the Administrator may, but need not, impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales or other subsequent transfers by a Participant, or a holder of Shares acquired pursuant to the Plan, of any Share issued under an Award, including without limitation (a) restrictions under an insider trading policy, (b) restrictions designed to delay and/or coordinate the timing and manner of transfers, sales or otherwise dispositions by the Participant(s) (e.g., a lock-up arrangement with an underwriter of the Company), and (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

21. Clawback Policy. Awards granted under the Plan and any gross proceeds received by Participants with respect to Awards granted under the Plan shall be subject to the Company’s clawback policy, as amended from time to time, to comply with regulations related to recoupment or clawback of compensation adopted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing standards of any national securities exchange on which the Company’s securities are listed or any other applicable law, rule, or regulation. Clawback can, if applicable and where permitted by applicable local law, be made by deducting payments that will be due in the future (including salary, bonuses, and other forms of compensation). A Participant’s acceptance of an Award under the Plan shall constitute such Participant’s acknowledgement and recognition that the Participant’s compliance with this Section 21 is a condition for the Participant’s receipt of the Award.

22. Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the internal laws of the State of New York, without giving effect to principles of conflicts of laws.

23. Section 409A. To the extent that the Administrator determines that any Award granted under the Plan is or may become subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and the Award Agreements shall be interpreted in accordance with Section 409A of the Code and the U.S. Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulation or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A of the Code and related U.S. Department of Treasury guidance (including such U.S. Department of Treasury guidance as may be issued after the Effective Date), the Administrator may adopt such amendments to the Plan and the applicable Award agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines is necessary or appropriate to (a) exempt the Award from Section 409A of the Code and /or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance.

Appendix B

Companies Act (Revised)

Company Limited by Shares

Top KingWin Ltd

SECOND AMENDED AND RESTATED memorandum of
association

(Adopted by special resolution dated [●])

Companies Act (Revised)

Company Limited by Shares

Second Amended and Restated Memorandum of Association

of

Top KingWin Ltd

(Adopted by special resolution dated [●])

1	The name of the Company is Top KingWin Ltd.

2	The Company’s registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised);or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6	Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

B-1

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8	The share capital of the Company is USD31,250,000 divided into (i) 10,000,000,000 class A ordinary shares of par value USD0.0025 each and (ii) 2,500,000,000 class B ordinary shares of par value USD0.0025 each. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares; and

(b)	to increase or reduce its capital; and

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

B-2

Companies Act (Revised)

Company Limited by Shares

Top KingWin Ltd

SECOND AMENDED AND RESTATED ARTICLES of association (Adopted by special resolution dated [●])

CONTENTS

1	Definitions, interpretation and exclusion of Table A	1
Definitions		1
Interpretation		3
Exclusion of Table A Articles		4

2	Shares	4
Power to issue Shares and options, with or without special rights		4
Rights of Shares		4
Power to issue fractions of a Share		7
Power to pay commissions and brokerage fees		7
Trusts not recognised		7
Power to vary class rights		7
Effect of new Share issue on existing class rights		8
Capital contributions without issue of further Shares		8
No bearer Shares or warrants		8
Treasury Shares		9
Rights attaching to Treasury Shares and related matters		9
Register of Members		9

3	Share certificates	10
Issue of share certificates		10
Renewal of lost or damaged share certificates		10

4	Lien on Shares	11
Nature and scope of lien		11
Company may sell Shares to satisfy lien		11
Authority to execute instrument of transfer		11
Consequences of sale of Shares to satisfy lien		12
Application of proceeds of sale		12

5	Calls on Shares and forfeiture	12
Power to make calls and effect of calls		12
Time when call made		13
Liability of joint holders		13
Interest on unpaid calls		13
Deemed calls		13
Power to accept early payment		13
Power to make different arrangements at time of issue of Shares		13
Notice of default		14
Forfeiture or surrender of Shares		14
Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender		14
Effect of forfeiture or surrender on former Member		14
Evidence of forfeiture or surrender		15
Sale of forfeited or surrendered Shares		15

i

6	Transfer of Shares	15
Form of transfer		15
Power to refuse registration		16
Notice of refusal to register		16
Power to suspend registration		16
Fee, if any, payable for registration		16
Company may retain instrument of transfer		16

7	Transmission of Shares	16
Persons entitled on death of a Member		16
Registration of transfer of a Share following death or bankruptcy		17
Indemnity		17
Rights of person entitled to a Share following death or bankruptcy		17

8	Alteration of capital	18
Increasing, consolidating, converting, dividing and cancelling share capital		18
Dealing with fractions resulting from consolidation of Shares		18
Reducing share capital		19

9	Redemption and purchase of own Shares	19
Power to issue redeemable Shares and to purchase own Shares		19
Power to pay for redemption or purchase in cash or in specie		19
Effect of redemption or purchase of a Share		19

10	Meetings of Members	20
Power to call meetings		20
Content of notice		21
Period of notice		21
Persons entitled to receive notice		21
Publication of notice on a website		22
Time a website notice is deemed to be given		22
Required duration of publication on a website		22
Accidental omission to give notice or non-receipt of notice		22

11	Proceedings at meetings of Members	23
Quorum		23
Lack of quorum		23
Use of technology		23
Chairman		23
Right of a director to attend and speak		23
Adjournment		24
Method of voting		24
Taking of a poll		24
Chairman’s casting vote		24
Amendments to resolutions		24
Written resolutions		25
Sole-member company		26

12	Voting rights of Members	26
Right to vote		26
Rights of joint holders		26
Representation of corporate Members		26
Member with mental disorder		27
Objections to admissibility of votes		27
Form of proxy		27
How and when proxy is to be delivered		28
Voting by proxy		29

13	Number of directors	29

14	Appointment, disqualification and removal of directors	29
First directors		29
No age limit		29
Corporate directors		29
No shareholding qualification		30
Appointment of directors		30
Removal of directors		30
Resignation of directors		31
Termination of the office of director		31

15	Alternate directors	31
Appointment and removal		31
Notices		32
Rights of alternate director		32
Appointment ceases when the appointor ceases to be a director		33
Status of alternate director		33
Status of the director making the appointment		33

16	Powers of directors	33
Powers of directors		33
Appointments to office		34
Remuneration		34
Disclosure of information		35

17	Delegation of powers	35
Power to delegate any of the directors’ powers to a committee		35
Power to appoint an agent of the Company		36
Power to appoint an attorney or authorised signatory of the Company		36
Power to appoint a proxy		36

18	Meetings of directors	37
Regulation of directors’ meetings		37
Calling meetings		37
Notice of meetings		37

Period of notice		37
Use of technology		37
Place of meetings		37
Quorum		37
Voting		37
Validity		38
Recording of dissent		38
Written resolutions		38
Sole director’s minute		38

19	Permissible directors’ interests and disclosure	39
Permissible interests subject to disclosure		39
Notification of interests		39
Voting where a director is interested in a matter		40

20	Minutes	40

21	Accounts and audit	40
Accounting and other records		40
No automatic right of inspection		40
Sending of accounts and reports		40
Time of receipt if documents are published on a website		41
Validity despite accidental error in publication on website		41
When accounts are to be audited		41

22	Financial year	42

23	Record dates	42

24	Dividends	42
Declaration of dividends by Members		42
Payment of interim dividends and declaration of final dividends by directors		42
Apportionment of dividends		43
Right of set off		43
Power to pay other than in cash		43
How payments may be made		44
Dividends or other moneys not to bear interest in absence of special rights		44
Dividends unable to be paid or unclaimed		44

25	Capitalisation of profits	45
Capitalisation of profits or of any share premium account or capital redemption reserve		45
Applying an amount for the benefit of members		45

26	Share premium account	46
Directors to maintain share premium account		46
Debits to share premium account		46

27	Seal	46
Company seal		46
Duplicate seal		46
When and how seal is to be used		46
If no seal is adopted or used		47
Power to allow non-manual signatures and facsimile printing of seal		47
Validity of execution		47

28	Indemnity	47
Indemnity		47
Release		48
Insurance		48

29	Notices	49
Form of notices		49
Electronic communications		49
Persons authorised to give notices		49
Delivery of written notices		50
Joint holders		50
Signatures		50
Evidence of transmission		50
Giving notice to a deceased or bankrupt Member		50
Date of giving notices		51
Saving provision		51

30	Authentication of Electronic Records	51
Application of Articles		51
Authentication of documents sent by Members by Electronic means		52
Authentication of document sent by the Secretary or Officers of the Company by Electronic means		52
Manner of signing		53
Saving provision		53

31	Transfer by way of continuation	53

32	Winding up	54
Distribution of assets in specie		54
No obligation to accept liability		54
The directors are authorised to present a winding up petition		54

33	Amendment of Memorandum and Articles	54
Power to change name or amend Memorandum		54
Power to amend these Articles		54

v

Companies Act (Revised)

Company Limited by Shares

Second Amended and Restated Articles of Association

of

Top KingWin Ltd

(Adopted by special resolution dated [●])

1	Definitions, interpretation and exclusion of Table A

Definitions

1.1	In these Articles, the following definitions apply:

Act means the Companies Act (Revised).

Articles means, as appropriate:

(a)	these Articles of Association as amended from time to time: or

(b)	two or more particular Articles of these Articles;

and Article refers to a particular Article of these Articles.

Business Day means a day other than a public holiday in the place where the Company’s registered office is located, a Saturday or a Sunday.

Class A Shares means the class A ordinary shares of the Company with a par value of USD0.0025 each, which have the rights set forth in the Memorandum and these Articles.

Class B Shares means the class B ordinary shares of the Company with a par value of USD0.0025 each, which have the rights set forth in the Memorandum and these Articles.

Clear Days, in relation to a period of notice, means that period excluding:

(a)	the day when the notice is given or deemed to be given; and

(b)	the day for which it is given or on which it is to take effect.

Company means the above-named company.

Default Rate means 10% (ten per cent) per annum.

Designated Stock Exchanges means the Nasdaq Capital Market in the United States of America for so long as any class of the Company’s Shares are there listed and any other stock exchange on which any class of the Company’s Shares are listed for trading;

Directors means the directors for the time being of the Company and the expression Director shall be construed accordingly;

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised).

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised).

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised).

Fully Paid and Paid Up:

(a)	in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth;

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth.

Islands means the British Overseas Territory of the Cayman Islands.

Member means any person or persons entered on the register of members from time to time as the holder of a Share.

Memorandum means the Memorandum of Association of the Company as amended from time to time.

Officer means a person appointed to hold an office in the Company; and the expression includes a director, alternate director or liquidator, but does not include the Secretary.

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote. The expression also includes a unanimous written resolution.

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary.

Share means a Class A Share or a Class B Share in the share capital of the Company; and the expression:

(a)	includes stock (except where a distinction between shares and stock is expressed or implied); and

(b)	where the context permits, also includes a fraction of a share.

Special Resolution has the meaning given to that term in the Act; and the expression includes a unanimous written resolution.

Treasury Shares means Shares of the Company held in treasury pursuant to the Act and Article 2.15.

Interpretation

1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)	A reference in these Articles to a statute is a reference to a statute of the Islands as known by its short title, and includes:

(i)	any statutory modification, amendment or re-enactment; and

(ii)	any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.

(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)	All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)	The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.

Exclusion of Table A Articles

1.3	The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2	Shares

Power to issue Shares and options, with or without special rights

2.1	Subject to the provisions of the Act and the Articles about the redemption and purchase of the Company’s own Shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares of the Company to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Act.

2.2	Without limitation to the preceding Article, the directors may so deal with the unissued Shares of the Company:

(a)	either at a premium or at par;

(b)	with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

Rights of Shares

2.3	The holders of Class A Shares, subject to these Articles, shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the Board may from time to time declare; and

(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company in accordance with Article 32.1;

(d)	not have any conversion rights and the Class A Shares are not convertible into shares of any other class; and

(e)	generally be entitled to enjoy all of the rights attaching to shares.

2.4	The holders of Class B Shares, subject to these Articles, shall:

(a)	be entitled to forty (40) votes per share;

(b)	be entitled to such dividends as the Board may from time to time declare; and

(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company in accordance with Article 32.1;

(d)	not have any conversion rights and the Class B Shares are not convertible into shares of any other class except in accordance with Article 2.5; and

(e)	generally be entitled to enjoy all of the rights attaching to shares.

2.5	The number of Class B Shares held by a holder will be automatically and immediately converted into an equal and corresponding number of Class A Shares upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B Shares by the holder or an affiliate or such holder or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Shares through voting proxy or otherwise to any person or entity that is not an affiliate of such holder (the New Shareholder). For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of the Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Shares, in which case all the related Class B Shares shall be automatically converted into the same number of Class A Shares. The conversion rate and mechanics for the above conversion are set out in the following paragraphs:

(i)	Each Class B Share shall be converted into such number of fully paid and non-assessable Class B Share on the basis that one (1) Class B Share shall be converted into one (1) Class A Share (being a 1:1 ratio and hereafter referred to as the Conversion Rate) immediately prior to the close of business on the date of the Share Transfer. The Conversion Rate of the Class B Shares shall not be subject to adjustment.

(ii)	A conversion shall be effected only in respect of the Class B Shares which are fully paid.

(iii)	Before any holder of the Class B Shares transfers the Class B Shares to the New Shareholder, such holder shall lodge at the Company’s registered office or at the office of any transfer agent for the Class B Shares, a written notice of the election to transfer the same (together with any certificate, if any, representing the Class B Shares to which it relates) and such written notice shall state therein the name or names of the New Shareholder that shall be entered on the Register of Members and, if certificates are to be issued, the name or names of the New Shareholder in which the certificate or certificates for Class A Shares are to be issued. A conversion shall be effected as a simultaneous redemption of the relevant Class B Shares and the allotment and issue of the new Class A Shares with the proceeds of such redemption of Class B Shares being applied to purchase the new Class A Shares. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the Share Transfer and, if certificates are then issued, the certificate or certificates for the Class B Shares to be converted shall be surrendered to the Company, and the New Shareholder entitled to receive the Class A Shares issuable upon such conversion shall be entered on the Register of Members as the holder(s) of such Class A Shares on such date.

(iv)	Certificates evidencing the Class A Shares issued on conversion and any remaining Class B Shares held by the holder of the Class B Shares may be issued in accordance with the terms of the Articles.

(v)	The Company shall at all times reserve and keep available out of its authorised but unissued Class A Shares, solely for the purpose of effecting the conversion of the Class B Shares, such number of its Class A Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Shares; and if at any time the number of authorised but unissued Class A Shares shall not be sufficient to effect the conversion of all then outstanding Class B Shares, in addition to such other remedies as shall be available to the holder of such Class B Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorised but unissued Class A Shares to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Memorandum and Articles.

Power to issue fractions of a Share

2.6	Subject to the Act, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Power to pay commissions and brokerage fees

2.7	The Company may pay a commission to any person in consideration of that person:

(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional for any Shares in the Company. That commission may be satisfied by the payment of cash or the allotment of Fully Paid or partly-paid Shares or partly in one way and partly in another.

2.8	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised

2.9	Except as required by law:

(a)	no person shall be recognised by the Company as holding any Share on any trust; and

(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.

Power to vary class rights

2.10	If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding two thirds of the issued Shares of that class consent in writing to the variation; or

(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

2.11	For the purpose of paragraph (b) of the preceding Article, all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that:

(a)	the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class; and

(b)	any Member holding issued Shares of the class, present in person or by proxy or, in the case of a corporate Member, by its duly authorised representative, may demand a poll.

Effect of new Share issue on existing class rights

2.12	Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

Capital contributions without issue of further Shares

2.13	With the consent of a Member, the directors may accept a voluntary contribution to the capital of the Company from that Member without issuing Shares in consideration for that contribution. In that event, the contribution shall be dealt with in the following manner:

(a)	It shall be treated as if it were a share premium.

(b)	Unless the Member agrees otherwise:

(i)	if the Member holds Shares in a single class of Shares - it shall be credited to the share premium account for that class of Shares;

(ii)	if the Member holds Shares of more than one class - it shall be credited rateably to the share premium accounts for those classes of Shares (in the proportion that the sum of the issue prices for each class of Shares that the Member holds bears to the total issue prices for all classes of Shares that the Member holds).

(c)	It shall be subject to the provisions of the Act and these Articles applicable to share premiums.

No bearer Shares or warrants

2.14	The Company shall not issue Shares or warrants to bearers.

Treasury Shares

2.15	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:

(a)	the directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)	the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.16	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be made to the Company in respect of a Treasury Share.

2.17	The Company shall be entered in the Register as the holder of the Treasury Shares. However:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

2.18	Nothing in the preceding Article prevents an allotment of Shares as fully paid bonus shares in respect of a Treasury Share and Shares allotted as fully paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.19	Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the directors determine.

Register of Members

2.20	The Directors shall keep or cause to be kept a register of Members as required by the Act and may cause the Company to maintain one or more branch registers as contemplated by the Act, provided that where the Company is maintaining one or more branch registers, the Directors shall ensure that a duplicate of each branch register is kept with the Company’s principal register of Members and updated within such number of days of any amendment having been made to such branch register as may be required by the Act.

2.21	The title to Shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of Members may be maintained in accordance with section 40B of the Act.

3	Share certificates

Issue of share certificates

3.1	Upon being entered in the register of members as the holder of a Share, a Member shall be entitled:

(a)	without payment, to one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)	upon payment of such reasonable sum as the directors may determine for every certificate after the first, to several certificates each for one or more of that Member’s Shares.

3.2	Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the directors determine.

3.3	The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

3.4	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)	evidence;

(b)	indemnity;

(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)	payment of a reasonable fee, if any, for issuing a replacement share certificate as the directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

4	Lien on Shares

Nature and scope of lien

4.1	The Company has a first and paramount lien on all Shares (whether Fully Paid or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all moneys payable to the Company by the Member or the Member’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and

(b)	whether or not those moneys are presently payable.

4.2	At any time the directors may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

4.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)	the sum in respect of which the lien exists is presently payable;

(b)	the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)	that sum is not paid within 14 Clear Days after that notice is deemed to be given under these Articles.

4.4	The Shares may be sold in such manner as the directors determine.

4.5	To the maximum extent permitted by law, the directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

4.6	To give effect to a sale, the directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee of the Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

4.7	On a sale pursuant to the preceding Articles:

(a)	the name of the Member concerned shall be removed from the register of members as the holder of those Shares; and

(b)	that person shall deliver to the Company for cancellation the certificate for those Shares.

Despite this, that person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

4.8	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Shares have been sold:

(a)	if no certificate for the Shares was issued, at the date of the sale; or

(b)	if a certificate for the Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Shares before the sale.

5	Calls on Shares and forfeiture

Power to make calls and effect of calls

5.1	Subject to the terms of allotment, the directors may make calls on the Members in respect of any moneys unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

5.2	Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

5.3	A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made

5.4	A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Liability of joint holders

5.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

5.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)	if no rate is fixed, at the Default Rate.

The directors may waive payment of the interest wholly or in part.

Deemed calls

5.7	Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

5.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

5.9	Subject to the terms of allotment, the directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

5.10	If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)	the amount unpaid;

(b)	any interest which may have accrued;

(c)	any expenses which have been incurred by the Company due to that person’s default.

5.11	The notice shall state the following:

(a)	the place where payment is to be made; and

(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

5.12	If the notice under the preceding Article is not complied with, the directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the directors may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

5.13	A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

Effect of forfeiture or surrender on former Member

5.14	On forfeiture or surrender:

(a)	the name of the Member concerned shall be removed from the register of members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

5.15	Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and

(b)	interest from the date of forfeiture or surrender until payment:

(i)	at the rate of which interest was payable on those moneys before forfeiture; or

(ii)	if no interest was so payable, at the Default Rate.

The directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

5.16	A declaration, whether statutory or under oath, made by a director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a director or Secretary of the Company, and

(b)	that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

5.17	Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

6	Transfer of Shares

Form of transfer

6.1	Subject to the following Articles about the transfer of Shares, a Member may transfer Shares to another person by completing an instrument of transfer, in a common form or in a form approved by the directors, executed:

(a)	where the Shares are Fully Paid, by or on behalf of that Member; and

(b)	where the Shares are partly paid, by or on behalf of that Member and the transferee.

Power to refuse registration

6.2	The directors may refuse to register the transfer of a Share to any person. They may do so in their absolute discretion, without giving any reason for their refusal, and irrespective of whether the Share is Fully Paid or the Company has no lien over it.

Notice of refusal to register

6.3	If the directors refuse to register a transfer of a Share, they must send notice of their refusal to the existing Member within two months after the date on which the transfer was lodged with the Company.

Power to suspend registration

6.4	The directors may suspend registration of the transfer of Shares at such times and for such periods, not exceeding 30 days in any calendar year, as they determine.

Fee, if any, payable for registration

6.5	If the directors so decide, the Company may charge a reasonable fee for the registration of any instrument of transfer or other document relating to the title to a Share.

Company may retain instrument of transfer

6.6	The Company shall be entitled to retain any instrument of transfer which is registered; but an instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

7	Transmission of Shares

Persons entitled on death of a Member

7.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)	where the deceased Member was a joint holder, the survivor or survivors; and

(b)	where the deceased Member was a sole holder, that Member’s personal representative or representatives.

7.2	Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

7.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)	to become the holder of the Share; or

(b)	to transfer the Share to another person.

7.4	That person must produce such evidence of his entitlement as the directors may properly require.

7.5	If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6	If the person elects to transfer the Share to another person then:

(a)	if the Share is Fully Paid, the transferor must execute an instrument of transfer; and

(b)	if the Share is partly paid, the transferor and the transferee must execute an instrument of transfer.

7.7	All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

7.8	A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the directors against any loss or damage suffered by the Company or the directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

7.9	A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares in the Company.

8	Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

8.1	To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)	sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

8.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the directors may on behalf of those Members:

(a)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); and

(b)	distribute the net proceeds in due proportion among those Members.

For that purpose, the directors may authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

8.3	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

9	Redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

9.1	Subject to the Act, and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its directors:

(a)	issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the issue of those Shares;

(b)	with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

9.2	When making a payment in respect of the redemption or purchase of Shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares, or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

9.3	Upon the date of redemption or purchase of a Share:

(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)	the price for the Share; and

(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)	the Member’s name shall be removed from the register of members with respect to the Share; and

(c)	the Share shall be cancelled or held as a Treasury Shares, as the directors may determine.

For the purpose of this Article, the date of redemption or purchase is the date when the redemption or purchase falls due.

10	Meetings of Members

Power to call meetings

10.1	The directors may call a general meeting at any time.

10.2	If there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, the directors must call a general meeting for the purpose of appointing additional directors.

10.3	The directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

10.4	The requisition must be in writing and given by one or more Members who together hold at least 10% of the rights to vote at such general meeting.

10.5	The requisition must also:

(a)	specify the purpose of the meeting.

(b)	be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners.

(c)	be delivered in accordance with the notice provisions.

10.6	Should the directors fail to call a general meeting within 21 Clear Days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

10.7	Without limitation to the foregoing, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, any one or more Members who together hold at least 10% of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional directors.

10.8	If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

Content of notice

10.9	Notice of a general meeting shall specify each of the following:

(a)	the place, the date and the hour of the meeting;

(b)	if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting;

(c)	subject to paragraph (d), the general nature of the business to be transacted; and

(d)	if a resolution is proposed as a Special Resolution, the text of that resolution.

10.10	In each notice there shall appear with reasonable prominence the following statements:

(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)	that a proxyholder need not be a Member.

Period of notice

10.11	At least five Clear Days’ notice of a general meeting must be given to Members. But a meeting may be convened on shorter notice with the consent of the Member or Members who, individually or collectively, hold at least 90% of the voting rights of all those who have a right to vote at that meeting.

Persons entitled to receive notice

10.12	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)	the Members;

(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member; and

(c)	the directors.

Publication of notice on a website

10.13	Subject to the Act, a notice of a general meeting may be published on a website providing the recipient is given separate notice of:

(a)	the publication of the notice on the website;

(b)	the place on the website where the notice may be accessed;

(c)	how it may be accessed; and

(d)	the place, date and time of the general meeting.

10.14	If a Member notifies the Company that he is unable for any reason to access the website, the Company must as soon as practicable give notice of the meeting to that Member by any other means permitted by these Articles. But this will not affect when that Member is deemed to have received notice of the meeting.

Time a website notice is deemed to be given

10.15	A website notice is deemed to be given when the Member is given notice of its publication.

Required duration of publication on a website

10.16	Where the notice of meeting is published on a website, it shall continue to be published in the same place on that website from the date of the notification until the conclusion of the meeting to which the notice relates.

Accidental omission to give notice or non-receipt of notice

10.17	Proceedings at a meeting shall not be invalidated by the following:

(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)	non-receipt of notice of the meeting by any person entitled to notice.

10.18	In addition, where a notice of meeting is published on a website, proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)	in a different place on the website; or

(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

11	Proceedings at meetings of Members

Quorum

11.1	Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. A quorum is as follows:

(a)	if the Company has only one Member: that Member;

(b)	if the Company has more than one Member: two Members.

Lack of quorum

11.2	If a quorum is not present within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)	If the meeting was requisitioned by Members, it shall be cancelled.

(b)	In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy shall constitute a quorum.

Use of technology

11.3	A person may participate in a general meeting through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting.

Chairman

11.4	The chairman of a general meeting shall be the chairman of the board or such other director as the directors have nominated to chair board meetings in the absence of the chairman of the board. Absent any such person being present within 15 minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting.

11.5	If no director is present within 15 minutes of the time appointed for the meeting, or if no director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a director to attend and speak

11.6	Even if a director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares in the Company.

Adjournment

11.7	The chairman may at any time adjourn a meeting with the consent of the Members constituting a quorum. The chairman must adjourn the meeting if so directed by the meeting. No business, however, can be transacted at an adjourned meeting other than business which might properly have been transacted at the original meeting.

11.8	Should a meeting be adjourned for more than seven Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least seven Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

11.9	A resolution put to the vote of the meeting shall be decided on a poll.

Taking of a poll

11.10	A poll demanded on the question of adjournment shall be taken immediately.

11.11	A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairman directs, not being more than 30 Clear Days after the poll was demanded.

11.12	The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.

11.13	A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held in more than place, the chairman may appoint scrutineers in more than place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman’s casting vote

11.14	If the votes on a resolution are equal the chairman may if he wishes exercise a casting vote.

Amendments to resolutions

11.15	An Ordinary Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:

(a)	not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), notice of the proposed amendment is given to the Company in writing by a Member entitled to vote at that meeting; and

(b)	the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

11.16	A Special Resolution to be proposed at a general meeting may be amended by Ordinary Resolution, if:

(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and

(b)	the amendment does not go beyond what the chairman considers is necessary to correct a grammatical or other non-substantive error in the resolution.

11.17	If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman’s error does not invalidate the vote on that resolution.

Written resolutions

11.18	Members may pass a resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b)	all Members entitled so to vote :

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held.

11.19	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

11.20	The directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

Sole-member company

11.21	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

12	Voting rights of Members

Right to vote

12.1	Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting on a poll. Subject to any rights or restrictions for the time being attached to any class or classes of Shares, holders of Class A Shares and Class B Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting and have the same rights except each Class A Share is entitled to one (1) vote and each Class B Share is entitled to forty (40) votes.

12.2	Members may vote in person or by proxy.

12.3	An individual who represents two or more Members, including a Member in that individual’s own right, that individual shall be entitled to a separate vote for each Member.

12.4	On a poll a holder of Class A Shares shall have one (1) vote for each Class A Share he holds and a holder of Class B Shares shall have forty (40) votes for each Class B Share he holds.

12.5	A fraction of a Share shall entitle its holder to an equivalent fraction of one vote.

12.6	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

12.7	If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

12.8	Save where otherwise provided, a corporate Member must act by a duly authorised representative.

12.9	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

12.10	The authorisation may be for any period of time, and must be delivered to the Company not less than two hours before the commencement of the meeting at which it is first used.

12.11	The directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

12.12	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

12.13	A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the directors of the Company had actual notice of the revocation.

Member with mental disorder

12.14	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Islands or elsewhere) in matters concerning mental disorder may vote, on a poll, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

12.15	For the purpose of the preceding Article, evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

12.16	An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

12.17	An instrument appointing a proxy shall be in any common form or in any other form approved by the directors.

12.18	The instrument must be in writing and signed in one of the following ways:

(a)	by the Member; or

(b)	by the Member’s authorised attorney; or

(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

12.19	The directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

12.20	A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with the Article above about signing proxies; but such revocation will not affect the validity of any acts carried out by the proxy before the directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

12.21	Subject to the following Articles, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the directors) must be delivered so that it is received by the Company at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)	In the case of an instrument in writing, it must be left at or sent by post:

(i)	to the registered office of the Company; or

(ii)	to such other place within the Islands specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)	If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or

(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.

12.22	Where a poll is taken:

(a)	if it is taken more than seven Clear Days after it is demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered as required under the preceding Article not less than 24 hours before the time appointed for the taking of the poll;

(b)	but if it to be taken within seven Clear Days after it was demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be e delivered as required under the preceding Article not less than two hours before the time appointed for the taking of the poll.

12.23	If the form of appointment of proxy is not delivered on time, it is invalid.

Voting by proxy

12.24	A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

13	Number of directors

Unless otherwise determined by Ordinary Resolution, the minimum number of directors shall be one and the maximum number shall be ten. There shall be no directors, however, until the first director is or the first directors are appointed by the subscriber or subscribers to the Memorandum.

14	Appointment, disqualification and removal of directors

First directors

14.1	The first directors shall be appointed in writing by the subscriber or subscribers to the Memorandum.

No age limit

14.2	There is no age limit for directors save that they must be aged at least 18 years.

Corporate directors

14.3	Unless prohibited by law, a body corporate may be a director. If a body corporate is a director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about directors’ meetings.

No shareholding qualification

14.4	Unless a shareholding qualification for directors is fixed by Ordinary Resolution, no director shall be required to own Shares as a condition of his appointment.

Appointment of directors

14.5	A director may be appointed by Ordinary Resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

14.6	Notwithstanding the other provisions of these Articles, in any case where, as a result of death, the Company has no directors and no shareholders, the personal representatives of the last shareholder to have died have the power, by notice in writing to the Company, to appoint a person to be a director. For the purpose of this Article:

(a)	where two or more shareholders die in circumstances rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder;

(b)	if the last shareholder died leaving a will which disposes of that shareholder’s shares in the Company (whether by way of specific gift, as part of the residuary estate, or otherwise):

(i)	the expression personal representatives of the last shareholder means:

(A)	until a grant of probate in respect of that will has been obtained from the Grand Court of the Cayman Islands, all of the executors named in that will who are living at the time the power of appointment under this Article is exercised; and

(B)	after such grant of probate has been obtained, only such of those executors who have proved that will;

(ii)	without derogating from section 3(1) of the Succession Act (Revised), the executors named in that will may exercise the power of appointment under this Article without first obtaining a grant of probate.

14.7	A remaining director may appoint a director even though there is not a quorum of directors.

14.8	No appointment can cause the number of directors to exceed the maximum; and any such appointment shall be invalid.

Removal of directors

14.9	A director may be removed by Ordinary Resolution.

Resignation of directors

14.10	A director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.11	Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of director

14.12	A director’s office shall be terminated forthwith if:

(a)	he is prohibited by the law of the Islands from acting as a director; or

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(d)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(e)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

15	Alternate directors

Appointment and removal

15.1	Any director may appoint any other person, including another director, to act in his place as an alternate director in accordance with the Act. No appointment shall take effect until the director has given notice of the appointment to the other directors. Such notice must be given to each other director by either of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the other director has an email address, by emailing to that address a scanned copy of the notice as a PDF attachment (the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the recipient in readable form. For the avoidance of doubt, the same email may be sent to the email address of more than one director (and to the email address of the Company pursuant to Article 15.4(c)).

15.2	Without limitation to the preceding Article, a director may appoint an alternate for a particular meeting by sending an email to his fellow directors informing them that they are to take such email as notice of such appointment for such meeting. Such appointment shall be effective without the need for a signed notice of appointment or the giving of notice to the Company in accordance with Article 15.4.

15.3	A director may revoke his appointment of an alternate at any time. No revocation shall take effect until the director has given notice of the revocation to the other directors. Such notice must be given by either of the methods specified in Article 15.1.

15.4	A notice of appointment or removal of an alternate director must also be given to the Company by any of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)	if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices

15.5	All notices of meetings of directors shall continue to be given to the appointing director and not to the alternate.

Rights of alternate director

15.6	An alternate director shall be entitled to attend and vote at any board meeting or meeting of a committee of the directors at which the appointing director is not personally present, and generally to perform all the functions of the appointing director in his absence.

15.7	For the avoidance of doubt:

(a)	if another director has been appointed an alternate director for one or more directors, he shall be entitled to a separate vote in his own right as a director and in right of each other director for whom he has been appointed an alternate; and

(b)	if a person other than a director has been appointed an alternate director for more than one director, he shall be entitled to a separate vote in right of each director for whom he has been appointed an alternate.

15.8	An alternate director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate director.

Appointment ceases when the appointor ceases to be a director

15.9	An alternate director shall cease to be an alternate director if the director who appointed him ceases to be a director.

Status of alternate director

15.10	An alternate director shall carry out all functions of the director who made the appointment.

15.11	Save where otherwise expressed, an alternate director shall be treated as a director under these Articles.

15.12	An alternate director is not the agent of the director appointing him.

15.13	An alternate director is not entitled to any remuneration for acting as alternate director.

Status of the director making the appointment

15.14	A director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

16	Powers of directors

Powers of directors

16.1	Subject to the provisions of the Act, the Memorandum and these Articles, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company.

16.2	No prior act of the directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may by Special Resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

Appointments to office

16.3	The directors may appoint a director:

(a)	as chairman of the board of directors;

(b)	as managing director;

(c)	to any other executive office

for such period and on such terms, including as to remuneration, as they think fit.

16.4	The appointee must consent in writing to holding that office.

16.5	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of directors.

16.6	If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the directors may nominate one of their number to act in place of the chairman should he ever not be available.

16.7	Subject to the provisions of the Act, the directors may also appoint any person, who need not be a director:

(a)	as Secretary; and

(b)	to any office that may be required

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the directors decide.

16.8	The Secretary or Officer must consent in writing to holding that office.

16.9	A director, Secretary or other Officer of the Company may not the hold the office, or perform the services, of auditor.

Remuneration

16.10	Every director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at directors’ meetings.

16.11	A director’s remuneration shall be fixed by the Company by Ordinary Resolution. Unless that resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.

16.12	Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other person connected to or related to him.

16.13	Unless his fellow directors determine otherwise, a director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

16.14	The directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of members relating to a Member, (and they may authorise any director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)	such disclosure is in compliance with the rules of any stock exchange upon which the Company’s shares are listed; or

(c)	such disclosure is in accordance with any contract entered into by the Company; or

(d)	the directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

17	Delegation of powers

Power to delegate any of the directors’ powers to a committee

17.1	The directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-directors so long as the majority of those persons are directors.

17.2	The delegation may be collateral with, or to the exclusion of, the directors’ own powers.

17.3	The delegation may be on such terms as the directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the directors at will.

17.4	Unless otherwise permitted by the directors, a committee must follow the procedures prescribed for the taking of decisions by directors.

Power to appoint an agent of the Company

17.5	The directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or

(b)	in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

17.6	The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)	for any purpose;

(b)	with the powers, authorities and discretions;

(c)	for the period; and

(d)	subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under these Articles. The directors may do so by power of attorney or any other manner they think fit.

17.7	Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

Power to appoint a proxy

17.8	Any director may appoint any other person, including another director, to represent him at any meeting of the directors. If a director appoints a proxy, then for all purposes the presence or vote of the proxy shall be deemed to be that of the appointing director.

17.9	Articles 15.1 to 15.4 inclusive (relating to the appointment by directors of alternate directors) apply, mutatis mutandis, to the appointment of proxies by directors.

17.10	A proxy is an agent of the director appointing him and is not an officer of the Company.

18	Meetings of directors

Regulation of directors’ meetings

18.1	Subject to the provisions of these Articles, the directors may regulate their proceedings as they think fit.

Calling meetings

18.2	Any director may call a meeting of directors at any time. The Secretary, if any, must call a meeting of the directors if requested to do so by a director.

Notice of meetings

18.3	Every director shall be given notice of a meeting, although a director may waive retrospectively the requirement to be given notice. Notice may be oral.

Period of notice

18.4	At least five Clear Days’ notice of a meeting of directors must be given to directors. But a meeting may be convened on shorter notice with the consent of all directors.

Use of technology

18.5	A director may participate in a meeting of directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

18.6	A director participating in this way is deemed to be present in person at the meeting.

Place of meetings

18.7	If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

Quorum

18.8	The quorum for the transaction of business at a meeting of directors shall be two unless the directors fix some other number or unless the Company has only one director.

Voting

18.9	A question which arises at a board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Validity

18.10	Anything done at a meeting of directors is unaffected by the fact that it is later discovered that any person was not properly appointed, or had ceased to be a director, or was otherwise not entitled to vote.

Recording of dissent

18.11	A director present at a meeting of directors shall be presumed to have assented to any action taken at that meeting unless:

(a)	his dissent is entered in the minutes of the meeting; or

(b)	he has filed with the meeting before it is concluded signed dissent from that action; or

(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

18.12	The directors may pass a resolution in writing without holding a meeting if all directors sign a document or sign several documents in the like form each signed by one or more of those directors.

18.13	Despite the foregoing, a resolution in writing signed by a validly appointed alternate director or by a validly appointed proxy need not also be signed by the appointing director. But if a written resolution is signed personally by the appointing director, it need not also be signed by his alternate or proxy.

18.14	Such written resolution shall be as effective as if it had been passed at a meeting of the directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last director signs.

Sole director’s minute

18.15	Where a sole director signs a minute recording his decision on a question, that record shall constitute the passing of a resolution in those terms.

19	Permissible directors’ interests and disclosure

Permissible interests subject to disclosure

19.1	Save as expressly permitted by these Articles or as set out below, a director may not have a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of the Company.

19.2	If, notwithstanding the prohibition in the preceding Article, a director discloses to his fellow directors the nature and extent of any material interest or duty in accordance with the next Article, he may:

(a)	be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested;

(b)	be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate.

19.3	Such disclosure may be made at a meeting at a meeting of the board or otherwise (and, if otherwise, it must be made in writing). The director must disclose the nature and extent of his direct or indirect interest in or duty in relation to a transaction or arrangement or series of transactions or arrangements with the Company or in which the Company has any material interest.

19.4	If a director has made disclosure in accordance with the preceding Article, then he shall not, by reason only of his office, be accountable to the Company for any benefit that he derives from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

19.5	For the purposes of the preceding Articles:

(a)	a general notice that a director gives to the other directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified; and

(b)	an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

19.6	A director shall not be treated as having an interest in a transaction or arrangement if he has no knowledge of that interest and it is unreasonable to expect the director to have that knowledge.

Voting where a director is interested in a matter

19.7	A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses any material interest pursuant to these Articles. The director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his vote shall be counted.

19.8	Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his or her own appointment.

20	Minutes

The Company shall cause minutes to be made in books kept for the purpose in accordance with the Act.

21	Accounts and audit

Accounting and other records

21.1	The directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

No automatic right of inspection

21.2	Members are only entitled to inspect the Company’s records if they are expressly entitled to do so by law, or by resolution made by the directors or passed by Ordinary Resolution.

Sending of accounts and reports

21.3	The Company’s accounts and associated directors’ report or auditor’s report that are required or permitted to be sent to any person pursuant to any law shall be treated as properly sent to that person if:

(a)	they are sent to that person in accordance with the notice provisions: or

(b)	they are published on a website providing that person is given separate notice of:

(i)	the fact that publication of the documents has been published on the website;

(ii)	the address of the website; and

(iii)	the place on the website where the documents may be accessed; and

(iv)	how they may be accessed.

21.4	If, for any reason, a person notifies the Company that he is unable to access the website, the Company must, as soon as practicable, send the documents to that person by any other means permitted by these Articles. This, however, will not affect when that person is taken to have received the documents under the next Article.

Time of receipt if documents are published on a website

21.5	Documents sent by being published on a website in accordance with the preceding two Articles are only treated as sent at least five Clear Days before the date of the meeting at which they are to be laid if:

(a)	the documents are published on the website throughout a period beginning at least five Clear Days before the date of the meeting and ending with the conclusion of the meeting; and

(b)	the person is given at least five Clear Days’ notice of the hearing.

Validity despite accidental error in publication on website

21.6	If, for the purpose of a meeting, documents are sent by being published on a website in accordance with the preceding Articles, the proceedings at that meeting are not invalidated merely because:

(a)	those documents are, by accident, published in a different place on the website to the place notified; or

(b)	they are published for part only of the period from the date of notification until the conclusion of that meeting.

When accounts are to be audited

21.7	Unless the directors or the Members, by Ordinary Resolution, so resolve or unless the Act so requires, the Company’s accounts will not be audited. If the Members so resolve, the Company’s accounts shall be audited in the manner determined by Ordinary Resolution. Alternatively, if the directors so resolve, they shall be audited in the manner they determine.

22	Financial year

Unless the directors otherwise specify, the financial year of the Company:

(a)	shall end on 31st December in the year of its incorporation and each following year; and

(b)	shall begin when it was incorporated and on 1st January each following year.

23	Record dates

Except to the extent of any conflicting rights attached to Shares, the directors may fix any time and date as the record date for declaring or paying a dividend or making or issuing an allotment of Shares. The record date may be before or after the date on which a dividend, allotment or issue is declared, paid or made.

24	Dividends

Declaration of dividends by Members

24.1	Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the directors.

Payment of interim dividends and declaration of final dividends by directors

24.2	The directors may pay interim dividends or declare final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

24.3	Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)	Upon determination to pay a dividend or dividends described as interim by the directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

(b)	Upon declaration of a dividend or dividends described as final by the directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

24.4	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)	If the share capital is divided into different classes, the directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)	The directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)	If the directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

24.5	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

24.6	The directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

24.7	If the directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;

(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest some assets in trustees.

How payments may be made

24.8	A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

24.9	For the purpose of paragraph (a) of the preceding Article, the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purpose of paragraph (b) of the preceding Article, subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

24.10	If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the Joint Holder of the Share who is named first on the register of members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)	to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

24.11	Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other moneys not to bear interest in absence of special rights

24.12	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

24.13	If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

24.14	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

25	Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve

25.1	The directors may resolve to capitalise:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

(a)	by paying up the amounts unpaid on that Member’s Shares;

(b)	by issuing Fully Paid Shares, debentures or other securities of the Company to that Member or as that Member directs. The directors may resolve that any Shares issued to the Member in respect of partly paid Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain partly paid.

Applying an amount for the benefit of members

25.2	The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

25.3	Subject to the Act, if a fraction of a Share, a debenture, or other security is allocated to a Member, the directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

26	Share premium account

Directors to maintain share premium account

26.1	The directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Debits to share premium account

26.2	The following amounts shall be debited to any share premium account:

(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)	any other amount paid out of a share premium account as permitted by the Act.

26.3	Notwithstanding the preceding Article, on the redemption or purchase of a Share, the directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

27	Seal

Company seal

27.1	The Company may have a seal if the directors so determine.

Duplicate seal

27.2	Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

27.3	A seal may only be used by the authority of the directors. Unless the directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)	by a director (or his alternate) and the Secretary; or

(b)	by a single director (or his alternate).

If no seal is adopted or used

27.4	If the directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)	by a director (or his alternate) and the Secretary; or

(b)	by a single director (or his alternate); or

(c)	in any other manner permitted by the Act.

Power to allow non-manual signatures and facsimile printing of seal

27.5	The directors may determine that either or both of the following applies:

(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

27.6	If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

28	Indemnity

Indemnity

28.1	To the extent permitted by law, the Company shall indemnify each existing or former Secretary, director (including alternate director), and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Islands or elsewhere.

No such existing or former Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

28.2	To the extent permitted by law, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Secretary or Officer of the Company in respect of any matter identified in paragraph (a) or paragraph (b) of the preceding Article on condition that the Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Secretary or that Officer for those legal costs.

Release

28.3	To the extent permitted by law, the Company may by Special Resolution release any existing or former director (including alternate director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty.

Insurance

28.4	To the extent permitted by law, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the directors, other than liability arising out of that person’s own dishonesty:

(a)	an existing or former director (including alternate director), Secretary or Officer or auditor of:

(i)	the Company;

(ii)	a company which is or was a subsidiary of the Company;

(iii)	a company in which the Company has or had an interest (whether direct or indirect); and

(b)	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

29	Notices

Form of notices

29.1	Save where these Articles provide otherwise, any notice to be given to or by any person pursuant to these Articles shall be:

(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)	subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.

Electronic communications

29.2	Without limitation to Articles 15.1 to 15.4 inclusive (relating to the appointment and removal by directors of alternate directors) and to Articles 17.8 to 17.10 inclusive (relating to the appointment by directors of proxies), a notice may only be given to the Company in an Electronic Record if:

(a)	the directors so resolve;

(b)	the resolution states how an Electronic Record may be given and, if applicable, specifies an email address for the Company; and

(c)	the terms of that resolution are notified to the Members for the time being and, if applicable, to those directors who were absent from the meeting at which the resolution was passed.

If the resolution is revoked or varied, the revocation or variation shall only become effective when its terms have been similarly notified.

29.3	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

Persons authorised to give notices

29.4	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a director or company secretary of the Company or a Member.

Delivery of written notices

29.5	Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

29.6	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of members.

Signatures

29.7	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

29.8	An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission

29.9	A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

29.10	A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

Giving notice to a deceased or bankrupt Member

29.11	A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

29.12	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

29.13	A notice is given on the date identified in the following table.

Method for giving notices	When taken to be given
Personally	At the time and date of delivery
By leaving it at the member’s registered address	At the time and date it was left
If the recipient has an address within the Islands, by posting it by prepaid post to the street or postal address of that recipient	48 hours after it was posted
If the recipient has an address outside the Islands, by posting it by prepaid airmail to the street or postal address of that recipient	7 Clear Days after posting
By Electronic Record (other than publication on a website), to recipient’s Electronic address	Within 24 hours after it was sent
By publication on a website	See the Articles about the time when notice of a meeting of Members or accounts and reports, as the case may be, are published on a website

Saving provision

29.14	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of directors and written resolutions of Members.

30	Authentication of Electronic Records

Application of Articles

30.1	Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a director or other Officer of the Company, shall be deemed to be authentic if either Article 30.2 or Article 30.4 applies.

Authentication of documents sent by Members by Electronic means

30.2	An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 30.7 does not apply.

30.3	For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 30.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

30.4	An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 30.7 does not apply.

This Article applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

30.5	For example, where a sole director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that director unless Article 30.7 applies.

Manner of signing

30.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

30.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

31	Transfer by way of continuation

31.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)	the Islands; or

(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

31.2	To give effect to any resolution made pursuant to the preceding Article, the directors may cause the following:

(a)	an application be made to the Registrar of Companies to deregister the Company in the Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

32	Winding up

Distribution of assets in specie

32.1	If the Company is wound up, the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members;

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

32.2	No Member shall be compelled to accept any assets if an obligation attaches to them.

The directors are authorised to present a winding up petition

32.3	The directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

33	Amendment of Memorandum and Articles

Power to change name or amend Memorandum

33.1	Subject to the Act, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

33.2	Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.